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Prospectus Supplement
(To Prospectus Dated December 4, 2006).

        Filed Pursuant to Rule 424(b)(5)
Registration No. 333-137958

2,956,000 Shares

Common Stock

        DG FastChannel, Inc. is offering 2,556,000 shares of our common stock and the selling stockholder named in this prospectus supplement is offering 400,000 shares of our common stock. We will not receive any of the proceeds from the shares of our common stock sold by the selling stockholder.

        Our common stock is quoted on the Nasdaq Global Market under the symbol "DGIT". The last reported sale price of our common stock on the Nasdaq Global Market on December 14, 2006 was $11.50 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-13 of this prospectus supplement and page 5 of the accompanying prospectus.

	Per Share	Total
Public Offering Price	$11.400	$33,698,400
Underwriting Discounts and Commission	$0.684	$2,021,904
Proceeds to Us, Before Expenses	$10.716	$27,390,096
Proceeds to Selling Stockholder, Before Expenses	$10.716	$4,286,400

        We have granted the underwriters a 30-day option to purchase up to an additional 443,400 shares of our common stock solely to cover over-allotments of shares, if any.

        Delivery of the shares of our common stock will be made on or about December 19, 2006.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Oppenheimer & Co.

ThinkEquity Partners LLC

Roth Capital Partners

The date of this prospectus supplement is December 14, 2006.

Prospectus Supplement

Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Price Range of Common Stock and Dividend Policy
Capitalization
Dilution
Principal and Selling Stockholders
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Incorporation of Certain Documents by Reference
Prospectus
Prospectus Summary
Special Note Regarding Forward-Looking Statements
Risk Factors
Selling Stockholders
Use of Proceeds
Plan of Distribution
Description of Securities to be Registered
Experts
Legal Matters
Where You Can Find More Information
Interim Financial Statements of FastChannel Network, Inc.
Notes to Interim Financial Statements of FastChannel Network, Inc.
Combined Company Unaudited Pro Forma Condensed Consolidated Statement of Operations
Documents Incorporated by Reference

        "The First Name in Digital Delivery", "THE SOURCE MAYTHENYI", "Scenes on Demand", "The Source Creatives", "Media DVX", "Ecreative Search", "FastChannel", "Creative Channel", "Traffic Channel", "Asset Channel" and the Media DVX logo are U.S. registered trademarks of DG FastChannel or one or more of our subsidiaries. "Source TV", "DG SPOT BOX NETWORK", "DGConnect", "DG", "DG Systems", "Ad Catalog", "Universal Watermark", "Universal Verification", "DG FastChannel", "Gallery", "DG Drop Box", "Source Ecreative", "DGFC" and the DG FastChannel logo are also trademarks and/or service marks of DG FastChannel or one or more of our subsidiaries.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement and the accompanying prospectus are part of a "shelf" registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of our common stock being offered, the risks of investing in our common stock and other items. The accompanying prospectus provides more general information. To the extent that information in this prospectus supplement or any of the documents incorporated by reference into this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into the accompanying prospectus, you should rely on this prospectus supplement or the documents incorporated by reference into this prospectus supplement, as the case may be. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in the section entitled "Where You Can Find More Information."

        You should rely only on the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Neither we, the selling stockholder, nor the underwriters have authorized anyone to provide you with different information. The information in these documents is accurate only as of their respective dates, regardless of the time of delivery of any document or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since the date on any document. We and the selling stockholder are making offers to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. You should not consider this prospectus supplement and the accompanying prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of our common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

        References in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference to "we," "our," "us," "DGFC" and "the Company" refer to DG FastChannel, Inc. and its subsidiaries, unless the context requires otherwise.

SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the "Risk Factors" section beginning on page S-13 of this prospectus supplement and beginning on page 5 of the accompanying prospectus, and our consolidated financial statements and the related notes and the other documents incorporated by reference.

        Unless otherwise set forth herein, all share information included in this prospectus supplement is adjusted for our 1-for-10 reverse stock split on May 30, 2006.

DG FastChannel, Inc.

        We are a leading provider of digital technology services that enable the electronic delivery of advertisements from advertising agencies to traditional broadcasters and other media outlets. We operate a nationwide digital network out of our Network Operation Center, or NOC, located in Irving, Texas, which links more than 5,000 advertisers and advertising agencies with more than 21,000 radio, television, cable, network and print publishing destinations electronically throughout the United States and Canada. Through our NOC, we deliver video, audio, image and data content that comprise transactions among advertisers and various media outlets, including those in the broadcast industries.

        For the year ended December 31, 2005, we provided delivery services for 18 of the top 25 advertisers, as ranked by Ad Age. The majority of our revenue is derived from multiple services relating to electronic delivery of video and audio advertising content. Our primary source is the delivery of television and radio advertisements, or spots, which is typically performed digitally but sometimes physically. We offer a digital alternative to dub and ship delivery of spot advertising. We generally bill our services on a per transaction basis.

        Our services include online creative research, media production and duplication, distribution, management of existing advertisements and broadcast verification. This suite of innovative services addresses the needs of our customers at multiple stages along the value chain of advertisement creation and delivery in a cost-effective manner and helps simplify the overall process of content delivery.

Industry Background and Trends

        We believe there are approximately 11,000 commercial radio and 4,500 television, cable and network broadcast stations in the United States. These stations primarily generate revenue by selling airtime to advertisers. In addition, there are approximately 8,100 daily and weekly newspapers in circulation in the United States. Newspapers also primarily generate revenues from advertising. Advertising is most frequently produced under the direction of advertising agencies for large national or regional advertisers or by station personnel for local advertisers. Television advertising is characterized as network or spot, depending on how it is purchased and distributed. Network advertising typically is delivered to stations as part of a network feed (bundled with network programming), while spot advertising is delivered to stations independently of other programming content. According to industry estimates, total domestic advertising spending in 2005 was as follows: Network TV of $16.1 billion, Spot TV of $24.3 billion, Cable Networks of $18.3 billion, Cable Systems of $5.3 billion, National Spot Radio of $3.5 billion and Newspapers of $47.0 billion.

        Advertising agencies and advertisers use third-party service companies to ensure their media assets are delivered to multiple broadcast destinations on a time-sensitive basis. Certain advertising campaigns can be extremely complex and include dozens of commercial television and radio spots which may require delivery to hundreds of discrete media locations across the United States. Additionally, advertising agencies and advertisers require certain quality control standards, web-based order management capabilities and certain tagging/editing functions by the third party service provider. Finally, these service providers must offer immediate confirmation of the delivery of the commercial content to the media outlet and detailed billing services.

        Spot advertising airtime is typically purchased by advertising agencies or media buying firms on behalf of advertisers. Advertisers, their agencies and media buying firms select individual stations or groups of stations to support marketing objectives, which usually are based on the stations' geographic and demographic characteristics. The actual commercials or spots are typically produced at a digital production studio and recorded on digital tape. Variations of the spot intended for specific demographic groups are also produced at this time. The spots undergo a review of quality and content before being cleared for distribution to broadcast stations, and can be delivered physically, via the traditional dub and ship method, or electronically.

        While many radio and television broadcasters now embrace digital technology for much of their production processes and in-station media management, current methods for the distribution of audio and video advertising content still include manual duplication and physical delivery of analog tapes. Many companies, commonly known as dub and ship houses, duplicate audio and video tapes, assemble them according to agency specified bills of material and package them for air express delivery. Advertisers and their agencies can choose to have advertising content delivered electronically via the Internet and satellite transmissions. Electronic transmission has several advantages over dub and ship delivery, including: cost, transmission time, labor, materials, quality of content and control of distribution. The amount of advertising content transmitted electronically has steadily increased, and we estimate that approximately 95% of radio spots and approximately 50% of video spots are now electronically distributed. We believe that these figures will continue to grow as advertisers continue to take advantage of the benefits of electronic distribution.

        Radio and television continue to attract significant portions of the advertising dollars spent by advertisers and advertising agencies and represent powerful mediums for cost-effectively reaching large, targeted audiences and offer the accountability and returns that advertisers increasingly demand.

        We believe there are several key drivers that are increasing the growth of digital delivery of advertising:

        Increase in demand for reliable and rapid means of content delivery.    In recent years, technological innovations in digital media have been driven by increasing demand for reliable and rapid means of information transfer, particularly in the broadcast and telecommunications industries. Digital distribution technologies are increasingly used for distributing media in forms such as audio, video, text and data. Digitized information has many advantages including ease and efficiency of storage, manipulation, transmission and reproduction, with less degradation and in greater volumes than traditional analog or hard copy formats.

        Government mandate to transition to digital broadcasting.    On February 1, 2006, the U.S. Congress passed legislation, which was signed by the President on February 8, 2006 establishing the deadline for the transition from analog to digital broadcasting by February 17, 2009. Most networks currently broadcast and are expected to continue to broadcast both analog and digital programming until February 17, 2009, when all analog broadcasting must terminate. The shift to digital provides improved picture quality and preserves network capacity by using various compression technologies. This government mandate has created strong momentum in the shift to high definition television, or HDTV, broadcasting because of the complementary aspects between digital-only and HDTV broadcasting, which we believe will encourage the broadcast industry to move to an entirely digital work stream, including the electronic delivery of digital advertising.

        Increase in adoption and popularity of High Definition Television.    Consumer demand for superior quality, declining HDTV set prices and increasing availability of HDTV content are driving the rapid growth in HDTV adoption, with the United States leading the charge. According to the Consumer Electronics Association unit sales of digital television are expected to surpass 18 million units in 2006, representing an increase of approximately 50% over the 12 million units sold in 2005. Of those 18 million units, 16 million are expected to be HDTVs. Currently, all major broadcasters are delivering prime time content via HD broadcasting and, though advertisements are still mainly delivered in standard definition with the broadcast industry shifting towards HD, we believe that advertising will soon follow. As local television stations work towards upgrading their infrastructure to enable HDTV signals, advertisers are increasing the number of HDTV commercials, which we believe will likely require digital distribution.

        Emergence of video advertising content on the Internet.    The confluence of a successful online advertising industry and the penetration of personal broadband connections creates a strong platform for the Internet to become a significant medium with respect to video advertisements. The increase in broadband subscribers is fueling the accelerating growth in streaming media. According to the Telecommunications Industry Association's "2006 Telecommunications Market Review and Forecast" dated April 2006, U.S. broadband subscribers are expected to grow to approximately 48.5 million in 2006 and to 55.8 million in 2007 from approximately 41.2 million in 2005, representing annual growth of 18% and 16%, respectively. Largely due to this growth in broadband usage, the Internet has become a widely used medium for distributing and receiving audio and video content. According to a February 2006 report published by Accustream Research, video streams rose by 50% in 2005 to approximately 18 billion and are forecast to grow by 32% in 2006 to over 23 billion served and by another 26% to over 29 billion served in 2007. As the volume and quality of dynamic content progresses, we believe that there will be significant growth in video advertising over the Internet and that advertisers will look to existing digital content distributors to provide the necessary capabilities to successfully leverage this emerging medium.

Our Services

        Our suite of innovative services seek to address the needs of advertisers at various stages along the value chain of advertisement creation and delivery. These include idea generation, production and duplication, content distribution, media asset management and broadcast verification products. By offering services that encompass multiple stages of content creation and delivery, we are able to simplify the workflow process for advertisers. We believe our solutions offer advertisers tools essential to the creation and strategic distribution of advertisements in a cost effective manner. Our services address our clients' needs for efficient, accurate and reliable solutions for the development and delivery of advertising content across a wide spectrum of media, and include the following offerings:

        Online Creative Research.    We own and maintain an online database of content and credits of U.S. television commercials for the advertising and TV commercial production industry. We believe that this is the most comprehensive online television commercial information service available to advertising agencies and production companies. Our Source TV database includes information relating to commercials, individuals and companies. Customers can use our robust search engine specifically designed for the advertising industry. Source TV allows users to find out which director, post house, composer or other production resource worked on specific spots, enabling advertising agencies to identify creative and production resources, and to accelerate their creative development process. Information can be provided via fax, phone, e-mail or over the Internet. Source TV services most of the major U.S. advertising agencies and production companies, as well as television networks, programs and industry associations.

        Media Production and Duplication.    Our production and duplication capabilities allow us to provide customers with ancillary services, which are offered in addition to our primary distribution service. Our services include storage of client masters or storyboards, editing of materials, tagging content, dubbing, video duplication and copying of media onto various physical multimedia formats, such as CD, DVD or tape. We believe these add-on service offerings allow us to better service our customers by reducing the number of vendors necessary to create and distribute advertisements.

        Distribution.    We provide primarily electronic and, to a lesser extent, physical distribution of broadcast advertising content to broadcast stations throughout the United States and Canada. Through our NOC, we operate a digital network, currently connecting more than 5,000 advertisers and advertising agencies with more than 4,500 television, cable and network broadcast destinations, over 10,000 radio stations, and over 6,500 print publishing destinations across the United States and Canada. Our network enables the rapid, cost-effective and reliable electronic transmission of audio and video spots and other content and provides a high level of quality, accountability and flexibility to both advertisers and broadcasters. Our technologically advanced digital network delivers near master quality audio or video to broadcasters, which is equal or superior to the content currently delivered on dub and ship analog tapes. Our network routes transmissions to stations through an automated online transaction and delivery system, enabling delivery in as little as one hour after an order is received.

  •
  Video.  We receive video content electronically at our NOC primarily via our proprietary FTP software that is deployed in video production studios. Video content also can be received through our various regional customer service locations and collection points throughout the United States. When video spots are received, our employees quality assure the spots and release the video to the NOC, where it is combined with the customer's electronic transaction to transmit the various combinations of video to designated television stations. Video transmissions are sent via a high-speed fiber link to the digital satellite uplink facility over which they are then delivered directly to DG FastChannel Spot Boxes that we have placed in television stations and cable interconnects.

  •
  Audio.  Audio content can be uploaded via the Internet electronically. In addition, audio can be received using our Upload Internet audio collection system. When audio spots are received, our employees quality assure the audio content and then initiate the electronic transaction to transmit various combinations of audio to designated radio stations. Audio transmissions are delivered over broadband connections to servers that we place in each radio station on the network, where the content will be available to the station on demand. Alternatively, these transmissions can be downloaded from our website.

  •
  Print.  Print content can be uploaded via the Internet electronically into our print media distribution system. Print transmissions are delivered over the Internet to various newspaper locations via proprietary web-based software applications. The print transmissions are modified to the specific format as required by the individual newspapers.

        Video and audio transmissions are received at designated television and radio stations on DG FastChannel-owned servers, called DG FastChannel Spot Boxes, Receive Playback Terminals, Client Workstations and Digital Media Managers. The servers enable stations to receive and play back material delivered through our digital distribution network. The units are owned by us and typically installed in the master control or production area of the stations. Upon receipt, station personnel generally review the content and transfer the spot to a standardized internal station and format for subsequent broadcast. Through our NOC, we monitor the spots stored in each of our servers and ensure that space is always available for new transmissions. We can quickly transmit video or audio at the request of a station or in response to a customer who wishes to alter an existing order, allowing us to effectively adapt to customer needs and to distribute to hundreds of locations in as little as one hour, which would be impossible for traditional physical dub and ship houses.

        We offer various levels of digital video and audio distribution services from our NOC to advertisers distributing content to broadcasters. These include the following: DGFC Priority, a service which guarantees arrival of the first spot on an order within one hour; DGFC Express, which guarantees arrival within four hours; DGFC Standard, which guarantees arrival by noon the next day; and DGFC Economy, which guarantees arrival by noon on the second day. We also offer a set of premium services enabling advertisers to distribute audio or video spots provided after normal business hours.

        In addition to our standard services, we have developed unique products to service markets with particular time-sensitive delivery needs, including the delivery of political advertising during election campaigns, providing a rapid response mechanism for candidates and issue groups.

        Media Asset Management.    Our digital media asset management solution simplifies spot management, access, storage and collaboration for our customers. Our media asset management solution is integrated with our distribution system, enabling automatic archiving of trafficked spots, online search, send-for-review and review-and-approval capabilities, automated digital storyboarding, streaming previews, a comprehensive order and market data history for each spot, script attachment capability and online search, sort, retrieve and hardcopy fulfillment.

        Broadcast Business Intelligence Products.    Our broadcast verification solution, through various alternative detection networks, allows our customers to monitor and confirm accurate airplay of their broadcast commercials. This service offering relies on remotely controlled tuners and servers operated by others in secure locations to monitor the stations in each market.

Our Strategy

        Our objective is to be the leading provider of advertising transaction services for the radio, television, cable and network broadcast industries in the United States and to expand into the delivery of Internet video advertising content. Key elements of our strategy include:

  •
  Provide best-in-class services.  We intend to continue to focus on developing and providing innovative and best-in-class advertising workflow solutions, such as order management and HDTV to meet our media customers' needs as the market continues to move from analog to digital to HDTV transmission. This includes investing to develop in-house as well as acquiring complementary products and services.

  •
  Maintain leadership in media advertising transactions.  We believe we are the leading distributor of advertising content to traditional broadcasters. Our strategy is to maintain and expand our leadership position through investing in new technologies and products that are innovative to the media industry for advertising delivery and creating an integrated platform that provides a high level of quality, accountability and flexibility to both advertisers and broadcasters.

  •
  Create scale in our business.  We plan to leverage our existing fixed-cost infrastructure for advertising delivery and services by continuing to expand the number of customers served and offering products that address market trends, such as HDTV, to grow transaction volume. We believe this creates a leverageable, scalable business model that takes advantage of our network for delivering advertising content as additional content delivered by our network requires minimal investment or costs, which results in incrementally higher margins.

  •
  Grow our business through strategic acquisitions.  Our acquisition strategy has been focused on expanding our customer base and vertical media sector reach into segments such as video and print, acquiring technologies and products that complement our current offerings and represent best-in-class capabilities, and achieving economies of scale through consolidation of operations. We intend to continue to pursue strategic acquisitions in the future.

  •
  Capitalize on the growing adoption of video advertising on the Internet.  We believe we are well positioned based on our leadership in traditional advertising delivery to leverage our relationships with advertisers and advertising agencies to distribute advertising to online publishers. Many marquee advertisers trust us to distribute their content to traditional and cable outlets on a daily basis. This relationship creates a unique opportunity for us to distribute the advertisers' content to many different destinations such as online, mobile, podcast or Internet Protocol Television, or IPTV.

Our Competitive Advantages

        We believe we offer the most complete suite of digital media services for advertising transactions to advertisers, their agencies and media buying firms in the United States. We believe we have the following advantages:

  •
  Reliable service with redundant distribution capabilities.  Our electronic video network is supported by a dual distribution path of satellite and Internet connectivity to our DG FastChannel Spot boxes, which, along with our dub and ship capabilities, provides our customers with triple redundancy. We offer 24x7 customer service and are strategically located in New York, Chicago, Los Angeles, Dallas, San Francisco and Detroit, allowing us to promptly and efficiently address customer service matters.

  •
  Experienced management team.  The members of our senior management team have extensive experience in the media broadcast and distribution industries. Our senior management has demonstrated the ability to successfully integrate acquisitions synergistically and grow our business organically.

  •
  Established relationships in traditional media.  We have long-standing and established relationships in traditional media distribution, which we expect will continue to be a significant portion of our business. We believe we can leverage our existing relationships successfully to expand into emerging areas, including HDTV and online video advertising.

  •
  Fixed-cost operating structure.  Our network operating expenses are primarily fixed resulting in a scalable operating model. Our scalable business model offers a significant advantage as incremental content delivered by our network results in incrementally higher margins. We delivered approximately 91% of our video commercial traffic electronically during the calendar quarter ended September 30, 2006.

  •
  Deployed base of proprietary media servers at broadcast outlets.  We have continued our Universal Deployment Initiative whereby we have placed our proprietary and highly sophisticated Spot Box media servers in TV stations, cable systems, and TV and cable networks. This systems development and Spot Box deployment have taken almost a decade to complete. The unique placement of our Spot Box network provides us with a competitive advantage versus its competitors that to date have not gained access to the limited physical space available for deployment of comparable equipment.

Recent Acquisitions

        Our acquisition strategy focuses on expanding our customer base and vertical media sector reach. Over the past three years, we have successfully acquired and integrated several businesses summarized below:

  •
  FastChannel Network.  On May 31, 2006, we consummated a merger with FastChannel Network, Inc., an operator of an electronic media distribution network, headquartered in Needham, Massachusetts. To date, we have taken action on approximately $10.5 million of annual cost synergies related to this merger, and we estimate that we will realize a total of approximately $12 million of annual cost synergies as a result of the merger.

  •
  Media DVX.  On April 15, 2005, we acquired substantially all of the assets of Media DVX, Inc., a Pennsylvania-based distributor of program and advertising content to television stations throughout the country utilizing physical and electronic duplication technology.

  •
  Source TV.  On August 31, 2004, we acquired Source TV, a Florida-based provider of a complete online resource and searchable database of over 350,000 television commercials, both on a subscription and per-transaction basis.

  •
  AGT Broadcast.  On June 1, 2004, we acquired Applied Graphics Technologies, Inc.'s Broadcast Division, a New York-based distributor of program and/or advertising content to television and radio stations across the United States utilizing conventional and electronic duplication technology.

Recent Development

        On November 20, 2006, we settled and extinguished a $5,000,000 outstanding promissory note with the seller of the assets of Media DVX, Inc., by making a principal reduction payment of $2,000,000, plus accrued interest, in cash and issuing a total of 259,177 shares of our common stock.

Corporate Information

        We were incorporated in California in 1991 and reincorporated in Delaware in 2001. We operate through DG FastChannel, Inc. and our companies FastChannel Network, AGT Broadcast, Source TV, Media DVX, and StarGuide Digital Networks. Our principal executive offices are located at 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039. Our main telephone number is (972) 581-2000. Our website addresses are www.dgfastchannel.com, www.dgsystems.com and www.fastchannel.com. The information contained on our websites or that can be accessed through our websites does not constitute part of this prospectus supplement or the accompanying prospectus.

The Offering

        Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase up to 443,400 additional shares of our common stock.

Common stock offered
By us	2,556,000 shares
By the selling stockholder	400,000 shares
Common stock to be outstanding immediately after this offering	15,184,189 shares
Nasdaq Global Market symbol	DGIT
Use of Proceeds	We will not receive any proceeds from the sale of the shares of our common stock being offered by the selling stockholder.

Based on the offering price of $11.40 per share, the net proceeds from the sale of the shares of our common stock being offered by us in this offering will be $26,990,096 after payment of underwriting discounts, commissions and our estimated offering expenses ($31,741,570 if the underwriters exercise their over-allotment in full).
We intend to use the net proceeds of this offering to us to pay down the balance of our revolving credit facility, for potential acquisitions and for general corporate purposes. See "Use of Proceeds."
Dividend policy	We do not expect to pay any cash dividends on our common stock for the foreseeable future.
Risk Factors	See "Risk Factors" immediately following this prospectus supplement summary to read about factors you should consider before purchasing shares of our common stock.

        The above information is based on 12,628,189 shares of our common stock outstanding as of September 30, 2006. The information excludes the following:

  •
  259,177 shares of our common stock issued on November 20, 2006 in connection with the settlement of a promissory note payable to the seller of the assets of Media DVX, Inc.;

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  580,163 shares of our common stock issuable upon exercise of options outstanding under our stock option plans as of September 30, 2006 at a weighted-average exercise price of $11.95;

  •
  1,097,500 shares of our common stock available for future issuance as of September 30, 2006 for future grant or issuance pursuant to our stock incentive plan; and

  •
  707,581 shares of our common stock issuable upon exercise of outstanding warrants as of September 30, 2006 at a weighted-average exercise price of $11.56.

Summary Consolidated Financial Statements
(in thousands, except per share data)

        The following table sets forth selected consolidated financial data for the periods indicated. We derived the consolidated statement of operations and balance sheet data presented below as of and for the years ended December 31, 2005, 2004 and 2003 from our audited consolidated financial statements, and we derived the interim consolidated statement of operations and balance sheet data presented below as of and for the three and nine months ended September 30, 2006 and 2005 from our unaudited consolidated financial statements. You should read this summary of consolidated financial data with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each incorporated by reference into this prospectus supplement. These operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2006	2005	2005	2004	2003
Statement of Operations Data:
Revenues	$19,639	$13,108	$50,321	$43,968	$58,352	$62,366	$57,687
Cost of revenues	9,829	8,629	25,262	27,019	35,343	33,355	29,207
Sales and marketing	1,224	960	3,264	3,444	4,318	4,707	4,499
Research and development	914	471	1,599	1,288	1,665	2,079	3,289
General and administrative	3,036	2,047	7,755	5,488	7,588	7,151	7,142
Restructuring charges	—	83	—	354	434	—	—
Impairment charges	—	—	—	—	655	9,131	—
Depreciation and amortization	3,226	1,730	6,926	4,730	6,645	5,797	7,897

Total expenses	18,229	13,920	44,806	42,323	56,648	62,220	52,034

Income (loss) from operations	1,410	(812)	5,515	1,645	1,704	146	5,653
Other (income) expense:
Interest and other (income) expense, net	762	543	1,894	1,700	2,990	1,284	963
Reduction in fair value of long-term investment	4,758	—	4,758	—	—	—	—

Net income (loss) before income taxes	(4,110)	(1,355)	(1,137)	(55)	(1,286)	(1,138)	4,690
Provision (benefit) for income taxes	370	(514)	1,501	11	(196)	(4,342)	491

Net income (loss)	$(4,480)	$(841)	$(2,638)	$(66)	$(1,090)	$3,204	$4,199

Basic net income (loss) per common share	$(0.35)	$(0.11)	$(0.27)	$(0.01)	$(0.15)	$0.44	$0.59

Diluted net income (loss) per common share	$(0.35)	$(0.11)	$(0.27)	$(0.01)	$(0.15)	$0.44	$0.56

Basic weighted average common shares outstanding	12,628	7,421	9,749	7,363	7,378	7,277	7,137

Diluted weighted average common shares outstanding	12,628	7,421	9,749	7,363	7,378	7,330	7,489

Adjusted EBITDA:
Income (loss) from operations	$1,410	$(812)	$5,515	$1,645	$1,704	$146	$5,653
Add Back: Depreciation and amortization	3,226	1,730	6,926	4,730	6,645	5,797	7,897
Add Back: Restructuring charges	—	83	—	354	434	—	—
Add Back: Impairment charges	—	—	—	—	655	9,131	—

Adjusted EBITDA:	$4,636	$1,001	$12,441	$6,729	$9,438	$15,074	$13,550

Non-GAAP Reconciliation—Adjusted EBITDA Definition

        Adjusted EBITDA is defined as earnings before interest, taxes, impairment, restructuring, depreciation and amortization. Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles, or GAAP, we believe investors in our industry utilize this metric as a relevant measurement in evaluating a company's performance. However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with GAAP. In addition, because Adjusted EBITDA is not calculated in accordance with GAAP, it may not necessarily be comparable to similarly titled measures employed by other companies.

	September 30, 2006		December 31, 2005	December 31, 2004
Balance Sheet Data:
Cash and cash equivalents	$8,052		$1,886	$8,059
Working capital	7,855	(1)	2,624	7,857
Property and equipment, net	15,517		11,641	10,874
Total assets	156,095		114,333	107,227
Long-term debt, excluding current portion	31,520		20,834	8,447
Stockholders' equity	105,438		80,207	79,432

(1)
Includes current portion of long-term debt of $5,968.

Summary Consolidated Financial Statements—Pro Forma
(in thousands, except per share data)

        On May 31, 2006, we consummated a merger with FastChannel Network, Inc. pursuant to which FastChannel became our wholly owned subsidiary. The summary unaudited pro forma consolidated statement of operations gives effect to the merger as if the transaction had occurred on January 1, 2005 and is presented for the nine months ended September 30, 2006 and for the fiscal year ended December 31, 2005. It does not purport to represent what the results of operations actually would have been if the merger had occurred as of such date, or what such results will be for any future periods.

        Periods shown in the summary unaudited pro forma consolidated statement of operations include the stand alone five months ended May 31, 2006 of FastChannel, and the four months ended September 30, 2006 of FastChannel, which is included in the operating results of DG FastChannel.

        The summary unaudited pro forma statement of operations should be read in conjunction with the historical financial statements and the accompanying notes thereto of DG Systems and FastChannel, as well as the combined company unaudited pro forma financial statements as of December 31, 2005 and for the year then ended, all of which are included in our proxy statement included in our registration statement on Form S-4/A, incorporated by reference herein. The summary unaudited pro forma condensed consolidated statement of operations does not reflect any cost savings, restructuring charges or other economic efficiencies that may occur as a result of the merger.

	Pro Forma
	Nine Months Ended September 30, 2006	Pro Forma Year Ended December 31, 2005
Pro Forma Statement of Operations Data:
Revenues	$59,801	$83,722
Cost of revenues	29,681	50,050
Sales and marketing	4,736	9,297
Research and development	3,328	7,453
General and administrative	10,001	15,060
Restructuring charges	—	434
Impairment charges	—	655
Depreciation and amortization	9,250	10,807

Total expenses	56,996	93,756

Income (loss) from operations	2,805	(10,034)
Other (income) expense:
Interest and other (income) expense, net	2,731	3,734
Reduction in fair value of long-term investment	4,758	—

Net loss before income taxes	(4,684)	(13,768)
Provision (benefit) for income taxes	1,501	(196)

Net loss	$(6,185)	$(13,572)

Basic and diluted net loss per common share	$(0.49)	$(1.07)

Basic and diluted weighted average common shares outstanding	12,641	12,642

	Pro Forma Nine Months Ended September 30, 2006	Pro Forma Year Ended December 31, 2005
Reconciliation to Adjusted EBITDA
Income (loss) from operations	$2,805	$(10,034)
Add Back: Depreciation and amortization	9,250	10,807
Add Back: Restructuring charges	—	434
Add Back: Impairment charges	—	655

Adjusted EBITDA	$12,055	$1,862

RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment decision to purchase our common stock, you should carefully consider all of the risks described in this prospectus supplement and the risks described under "Risk Factors" beginning on page 5 of the accompanying prospectus, as well as the other information included in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements contained in this prospectus supplement and in the accompanying prospectus as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement, in the accompanying prospectus and in documents incorporated by reference into this prospectus supplement or the accompanying prospectus. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to the Industry

The media distribution products and services industry is divided into several distinct markets, some of which are relatively mature while others are growing rapidly. If the mature markets begin to decline at a time when the developing markets fail to grow as anticipated, it will be increasingly difficult to achieve and maintain profitability.

        To date, our design and marketing efforts for our products and services have involved the identification and characterization of the broadcast market segments within the media distribution products and services industry that will be the most receptive to our products and services. We may not have correctly identified and characterized such markets and our planned products and services may not address the needs of those markets. Furthermore, our current technologies may not be suitable for specific applications within a particular market and further design modifications, beyond anticipated changes to accommodate different markets, may be necessary.

        While the electronic distribution of media has been available for several years and growth of this market is modest, many of the products and services now on the market are relatively new. It is difficult to predict the rate at which the market for these new products and services will grow, if at all. Even if the market does grow, it will be necessary to quickly conform our products and services to customer needs and emerging industry standards in order to be a successful participant in those markets, such as the market for HD spots. If the market fails to grow, or grows more slowly than anticipated, it will be difficult for any market participant to succeed and it will be increasingly difficult for us to achieve and maintain profitability.

        To achieve and sustain profitability and growth, we must expand our product and service offerings beyond the broadcast markets to include additional market segments within the media distribution products and services industry. Potential new applications for our existing products in new markets include distance learning and training, finance and retail. While our products and services could be among the first commercial products that may be able to serve the convergence of several industry segments, including digital networking, telecommunications, compression products and Internet services, our products and services may not be accepted by that market. In addition, it is possible that:

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  the convergence of several industry segments may not continue;

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  the markets may not develop as a result of such convergence; or

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  if markets develop, such markets may not develop either in a direction beneficial to our products or product positioning or within the time frame in which we expect to launch new products and product enhancements.

        Because the convergence of digital networking, telecommunications, compression products and Internet services is new and evolving, the growth rate, if any, and the size of the potential market for our products cannot be predicted. If markets for these products fail to develop, develop more slowly than expected or become served by numerous competitors, or if our products do not achieve the anticipated level of market acceptance, our future growth could be jeopardized. Broad adoption of our products and services will require us to overcome significant market development hurdles, many of which we cannot predict.

The industry is in a state of rapid technological change and we may not be able to keep up with that pace.

        The advertisement distribution and asset management industry is characterized by extremely rapid technological change, frequent new products, service introductions and evolving industry standards. The introduction of products with new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Our future success will depend upon our ability to enhance existing products and services, develop and introduce new products and services that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers, including the need for HD spots. We may not succeed in developing and marketing product enhancements or new products and services that respond to technological change or emerging industry standards. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services. Our products and services may not adequately meet the requirements of the marketplace and achieve market acceptance. If we cannot, for technological or other reasons, develop and introduce products and services in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if we have pre-announced the product and service releases, our business, financial condition, results of operations or cash flows will be harmed.

The marketing and sale of our products and services involve lengthy sales cycles. This makes business forecasting extremely difficult and can lead to significant fluctuations in quarterly results.

        Due to the complexity and substantial cost associated with providing integrated product and services to provide audio, video, data and other information across a variety of media and platforms, licensing and selling products and services to our potential customers typically involves a significant technical evaluation. In addition, there are frequently delays associated with educating customers as to the productive applications of our products and services, complying with customers' internal procedures for approving large expenditures and evaluating and accepting new technologies that affect key operations. In addition, certain customers have even longer purchasing cycles that can greatly extend the amount of time it takes to place our products and services with these customers. Because of the lengthy sales cycle and the large size of our potential customers' average orders, if revenues projected from a specific potential customer for a particular quarter are not realized in that quarter, product revenues and operating results for that quarter could be harmed. Revenues will also vary significantly as a result of the timing of product and service purchases and introductions, fluctuations in the rate of development of new markets and new applications, the degree of market acceptance of new and enhanced versions of our products and services, and the level of use of satellite networking and other transmission systems. In addition, increased competition and the general strength of domestic and international economic conditions also impact revenues.

        Because expense levels such as personnel and facilities costs, are based, in part, on expectations of future revenue levels, if revenue levels are below expectations, our business, financial condition, results of operations or cash flows will be harmed.

Seasonality in buying patterns also makes forecasting difficult and can result in widely fluctuating quarterly results.

        On a historical basis, the industry has experienced lower sales for services in the first quarter, which is somewhat offset with higher sales in the fourth quarter due to increased customer advertising volumes for the holiday selling season. In addition, product and service revenues are influenced by political advertising, which generally occurs every two years. Nevertheless, in any single period, product and service revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. In addition, we have historically operated with little or no backlog. The absence of backlog and fluctuations in revenues and costs due to seasonality increases the difficulty of predicting our operating results.

The markets in which we will operate are highly competitive, and competition may increase further as new participants enter the market and more established companies with greater resources seek to expand their market share.

        Competition within the markets for media distribution is intense. Moreover, these markets have become increasingly concentrated in recent years as a result of acquisitions. We believe that our ability to compete successfully depends on a number of factors, both within and outside of our control, including: (1) the price, quality and performance of our products and those of our competitors; (2) the timing and success of new product introductions; (3) the emergence of new technologies; (4) the number and nature of our competitors in a given market; (5) the protection of intellectual property rights; and (6) general market and economic conditions. In addition, the assertion of intellectual property rights by others and general market and economic conditions factor into the ability to compete successfully. The competitive environment could result in price reductions that could result in lower profits and loss of our market share.

        While we offer products and services focused on the electronic distribution of media, we compete with dub and ship houses and production studios. Although many dub and ship houses and production studios, such as Point.360, generally do not offer electronic delivery, they often have long-standing ties to local distributors that can be difficult to replace. Many of these dub and ship houses and production studios also have greater financial, distribution and marketing resources than we and have achieved a higher level of brand recognition. Production studios, advertising agencies and media buying firms also could deliver directly through entities with package delivery expertise such as Federal Express, United Parcel Service, the United States Postal Service and DHL.

        In addition, we compete with a satellite-based video distribution network operated by Vyvx, an operating division of Willtel Communications, which is a wholly-owned subsidiary of Level 3 Communications, Inc. We also anticipate that certain common and/or value-added telecommunications carriers and other companies, such as Pathfire, may develop and deploy high bandwidth network services targeted at the advertising and broadcast industries, although we believe that no such carriers have yet entered the market for spot distribution in any significant way.

        With respect to new markets, such as the delivery of other forms of content to radio and television stations, competition is likely to come from companies in related communications markets and/or package delivery markets. Some of the companies capable of offering products and services with superior functionality include telecommunications providers, such as AT&T, MCI and other fiber and telecommunication companies, each of which would enjoy materially lower electronic delivery transportation costs. Radio networks such as ABC Radio Networks or Westwood One could also become competitors by selling and transmitting advertisements as a complement to their content programming.

        Further, other companies may in the future focus significant resources on developing and marketing products and services that will compete with ours.

        We have identified video advertising on the Internet as a potential business opportunity. This business is currently undergoing rapid change with many different companies providing innovative technology and solutions to advertisers and advertising agencies. Some of these companies capable of providing these services have established technologies and customer bases. Additionally, there is no assurance we will be able to compete on this level. Additionally, we are unsure of the amount of investment required to enter this new and quickly changing market.

Risks Related to the Company

We have a history of losses which must be considered in assessing our future prospects.

        2003 was the first year we reported net income after having been unprofitable since our inception. While we reported profit again in 2004, we experienced a loss in 2005. In 2002, we were profitable only after excluding the effect of a change in accounting principle. We could continue to generate net losses in the future, which could depress our stock price. Decreases in revenues could occur, which could impair our ability to operate profitably in the future. Future success also depends in part on obtaining reductions in delivery and service costs, particularly our ability to continue to automate order processing and to reduce telecommunications costs. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets, such as risks that the market might fail to grow, expenses relating to modifying products and services to meet industry standards as they change over time, and difficulties in gaining and maintaining market share. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified persons, continually upgrade our technologies and begin to commercialize products incorporating such technologies. We may not be successful in addressing any or all of these risks and may not be able to achieve and sustain profitability.

We may not be able to obtain additional financing to satisfy our future capital needs.

        We intend to continue making capital expenditures to market, develop, produce and deploy at no cost to our customer the various equipment required by the customers to receive our services and to introduce additional services. In addition, we will need to make the investments necessary to maintain and improve our network. We also expect to expend capital to consummate any mergers and acquisitions that we undertake in the future. We may require additional capital sooner than currently anticipated and may not be able to obtain additional funds adequate for our capital needs. We cannot predict any of the factors affecting the revenues and costs of these activities with any degree of certainty. Accordingly, we cannot predict the precise amount of future capital that we will require, particularly if we pursue one or more additional acquisitions.

        Furthermore, additional financing may not be available to us, or if it is available, it may not be available on acceptable terms. Our inability to obtain the necessary financing on acceptable terms may prevent us from deploying our products and services effectively, maintaining and improving our products and network and completing advantageous acquisitions. Our inability to obtain the necessary financing could seriously harm our business, financial condition, results of operations and prospects. Consequently, we could be required to:

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  significantly reduce or suspend our operations;

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  seek an additional merger partner; or

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  sell additional securities on terms that are highly dilutive to our stockholders.

Our business is highly dependent upon radio and television advertising. If demand for, or margins from, our radio and television advertising delivery services decline, our business results will decline.

        We expect that a significant portion of our revenues will continue to be derived from the delivery of radio and television advertising spots from advertising agencies, production studios and dub and ship houses to radio and television stations in the United States. A decline in demand for, or average selling prices of, our radio and television advertising delivery services for any of the following reasons, or otherwise, would seriously harm our business, financial condition, results of operations and prospects:

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  competition from new advertising media;

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  new product introductions or price competition from competitors;

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  a shift in purchases by customers away from our premium services; and

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  a change in the technology used to deliver such services.

        Additionally, we are dependent on our relationship with the radio and television stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership or discontinue the use of our equipment in any way, our business, financial condition, results of operations and prospects would be harmed.

If we are not able to maintain and improve service quality, our business and results of operations will be susceptible to decline.

        Our business will depend on making cost-effective deliveries to broadcast stations within the time periods requested by our customers. If we are unsuccessful in making these deliveries, for whatever reason, a station might be prevented from selling airtime that it otherwise could have sold. Our ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which will be outside of our control, including:

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  equipment failure;

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  interruption in services by telecommunications service providers; and

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  inability to maintain our installed base of audio and video units that will comprise our distribution network.

        Stations may assert claims for lost air-time in these circumstances and dissatisfied advertisers may refuse to make further deliveries through us in the event of a significant occurrence of lost deliveries, which would result in a decrease in our revenues or an increase in our expenses, either of which could lead to a reduction in net income or an increase in net loss. Although we expect that we will maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster), which could result in a prolonged interruption of our business.

Our business is highly dependent on electronic video advertising delivery service deployment.

        Our inability to maintain units necessary for the receipt of electronically delivered video advertising content in an adequate number of television stations or to capture market share among content delivery customers, which may be the result of price competition, new product introductions from competitors or otherwise, would be detrimental to our business objectives and deter future growth. We have made a substantial investment in upgrading and expanding our NOC and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However, we cannot assure you that the maintenance of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery.

        In addition, we believe that to more fully address the needs of video delivery customers we have developed a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include cataloging, physical archiving, closed-captioning, modification of slates and format conversions. We will need to provide these services on a localized basis in each of the major cities in which we provide services directly to agencies and advertisers. We currently provide certain of such services to a portion of our customers through our facilities in New York, Los Angeles, Detroit and Chicago. However, we may not be able to successfully provide these services to all customers in those markets or any other major metropolitan area at competitive prices. Additionally, we may not be able to provide competitive video distribution services in other U.S. markets because of the additional costs and expenses necessary to do so and because we may not be able to achieve adequate market acceptance among current and potential customers in those markets.

        While we are taking the steps we believe are required to achieve the network capacity and scalability necessary to deliver video content, such as HDTV content, reliably and cost effectively as video advertising delivery volume grows, we may not achieve such goals because they are highly dependent on the services provided by our telecommunication providers and the technological capabilities of both our customers and the destinations to which content is delivered. If our telecommunication providers are unable or unwilling to provide the services necessary at a rate we are willing to pay or if our customers and/or our delivery destinations do not have the technological capabilities necessary to send and/or receive video content, our goals of adequate network capacity and scalability could be jeopardized.

        In addition, we may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless we can successfully continue to develop and provide video transmission services. The failure to retain such customers could result in a reduction of revenues, thereby decreasing our ability to achieve and maintain profitability.

We rely on bandwidth providers or other third parties for key aspects of the process of providing products and services to our customers, and any failure or interruption in the services and products provided by these third parties could harm our ability to operate our business and damage our reputation.

        We rely on third-party vendors, including bandwidth providers. Any disruption in the network access services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third party vendors, which increases our vulnerability to problems with the services they provide. We license technology from third parties to facilitate aspects of our connectivity operations. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies could negatively impact our relationship with users and adversely affect our business and could expose us to liabilities to third parties.

If we were no longer able to rely on our existing providers of transmissions services, our business and results of operations could be harmed affected.

        We obtain our local access transmission services and long distance telephone access through contracts with Sprint, which expires in November 2007, and MCI, which expires in March 2007. These agreements with Sprint and MCI provide for reduced pricing on various services provided in exchange for minimum purchases under the contracts of $1.0 million for each year of the Sprint contract and $0.5 million for 2006 for MCI. The agreements provide for certain achievement credits once specified purchase levels are met. Any interruption in the supply or a change in the price of either local access or long distance carrier service could increase costs or cause a significant decline in revenues, thereby decreasing our operating results.

We face various risks associated with purchasing satellite capacity.

        As part of our strategy of providing transmittal of audio, video, data and other information using satellite technology, we periodically purchase satellite capacity from third parties owning satellite systems. Although our management attempts to match these expenditures against anticipated revenues from sales of products to customers, they may not be successful at estimating anticipated revenues, and actual revenues from sales of products may fall below expenditures for satellite capacity. In addition, the purchases of satellite capacity require a significant amount of capital. Any inability to purchase satellite capacity or to achieve revenues sufficient to offset the capital expended to purchase satellite capacity may make our business more vulnerable and significantly affect financial condition and results of operations.

If the existing relationship with Clear Channel Satellite Services is terminated, or if Clear Channel Satellite Services fails to perform as required under its agreement with us, our business could be interrupted.

        We have designed and developed the necessary software to enable our current video delivery systems to receive digital satellite transmissions over the AMC-9 satellite system. However, the Clear Channel satellite system may not have the capacity to meet our future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all. We have a non-exclusive agreement with Clear Channel that expires in June 2010. The agreement provides for fixed pricing on dedicated bandwidth and gives us access to satellite capacity for electronic delivery of digital audio and video transmissions by satellite. Clear Channel is required to meet performance specifications as outlined in the agreement, and we are given a credit allowance for future fees if Clear Channel does not meet these requirements. The agreement states that Clear Channel can terminate the agreement if we do not make timely payments or become insolvent.

Certain of our products depend on satellites; any satellite failure could result in interruptions of our service that could negatively impact our business and reputation.

        A reduction in the number of operating satellites or an extended disruption of satellite transmissions would impair the current utility of the accessible satellite network and the growth of current and additional market opportunities. Satellites and its ground support systems are complex electronic systems subject to weather conditions, electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. In addition, satellite transmission can be disrupted by natural phenomena causing atmospheric interference, such as sunspots.

        Certain of our products rely on signals from satellites, including, but not limited to, satellite receivers and head-end equipment. Any satellite failure could result in interruptions of our service, negatively impacting our business. We attempt to mitigate this risk by having our customers procure their own agreements with satellite providers.

Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

        Our provision of our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our system is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our NOC could result in lengthy interruptions in our service.

        We have experienced system failures in the past and may in the future. Any unscheduled interruption in our service puts a burden on our entire organization and may result in a loss of revenue. If we experience frequent or persistent system failures in our NOC or web-based management systems, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

The market price of our common stock is likely to continue to be volatile.

        Some of the factors that may cause the market price of our common stock to fluctuate significantly include:

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  the addition or departure of key personnel;

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  variations in our quarterly operating results;

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  announcements by us or our competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;

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  changes in coverage and financial estimates by securities analysts;

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  changes in market valuations of networking, Internet and telecommunications companies;

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  fluctuations in stock market prices and trading volumes, particularly fluctuations of stock prices quoted on the Nasdaq Global Market; and

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  sale of a significant number of shares of our common stock by us or our significant holders.

Sales of substantial amounts of our common stock in the public market could harm the market price of our common stock.

        Prior to the issuance of the shares in this offering, approximately 8,710,000 of the total shares of our common stock are outstanding and are freely tradable, and approximately 4,177,000 additional shares will become freely tradable after the expiration of the lock-up agreement 90 days after the date of this offering. The sale of substantial amounts of these shares (including a possible 976,049 shares issuable upon exercise of outstanding options and warrants to purchase our common stock as of September 30, 2006) may cause substantial fluctuations in the price of our common stock. Because investors would be more reluctant to purchase shares of our common stock following substantial sales, the sale of these shares also could impair its ability to raise capital through the sale of additional stock.

Our inability to enter into or develop strategic relationships in key market segments could harm our operating results.

        Our strategy depends in part on the development of strategic relationships with leading companies in key market segments, including media broadcasters and digital system providers. We may not be able to successfully form or enter into such relationships, which may jeopardize our ability to generate sales of our products or services in those segments. Specific product lines are dependent to a significant degree on strategic alliances and joint ventures formed with other companies. Various factors could limit our ability to enter into or develop strategic relationships, including, but not limited to, our relatively short operating history, history of losses and the resources available to our competitors. Moreover, the terms of strategic alliances and joint ventures may vest control in a party other than us. Accordingly, the success of the strategic alliance or joint venture may depend upon the actions of that party and not us.

Insiders have substantial control over us which could limit others' ability to influence the outcome of key transactions, including changes in control.

        As of November 30, 2006, our executive officers and directors and their respective affiliates own approximately 20% of our common stock. As a result, these stockholders may be able to control or significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if a change of control is in the best interest of all stockholders.

Our business may be harmed if we are not able to protect our intellectual property rights from third-party challenges.

        We cannot assure that our intellectual property does not infringe on the proprietary rights of third parties. The steps taken to protect our proprietary information may not prevent misappropriation of such information, and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours. We consider our trademarks, copyrights, advertising and promotion design and artwork to be of value and important to our businesses. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We generally enter into confidentiality or license agreements with our distributors and customers and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

        While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, we may still receive future communications from third parties asserting that we are infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require us to enter into royalty arrangements or result in costly litigation and diversion of management attention. If such claims are successful, we may not be able to obtain licenses necessary for the operation of our business, or, if obtainable, such licenses may not be available on commercially reasonable terms, either of which could prevent our ability to operate our business.

We may enter into or seek to enter into business combinations and acquisitions that may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

        We recently acquired FastChannel Network Inc., Media DVX, Source TV and the Broadcast Division of Applied Graphics Technologies, Inc., the businesses of which operate through our wholly-owned subsidiaries. Our business strategy will include the acquisition of additional complementary businesses and product lines. Any such acquisitions would be accompanied by the risks commonly encountered in such acquisitions, including:

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  the difficulty of assimilating the operations and personnel of the acquired companies;

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  the potential disruption of our business;

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  the inability of our management to maximize our financial and strategic position by the successful incorporation of acquired technology and rights into our product and service offerings;

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  difficulty maintaining uniform standards, controls, procedures and policies, with respect to accounting matters and otherwise;

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  the potential loss of key employees of acquired companies; and

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  the impairment of relationships with employees and customers as a result of changes in management and operational structure.

        We may not be able to successfully complete any acquisition or, if completed, the acquired business or product line may not be successfully integrated with our operations, personnel or technologies. Any inability to successfully integrate the operations, personnel and technologies associated with an acquired business and/or product line may negatively affect our business and results of operation. We may dispose of any of our businesses or product lines in the event that we are unable to successfully integrate them, or in the event that management determines that any such business or product line is no longer in our strategic interests.

Failure to manage future growth could hinder the future success of our business.

        Our personnel, systems, procedures and controls may not be adequate to support our existing as well as future operations. We will need to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our work force. We must also continue to further develop our products and services while implementing effective planning and operating processes, such as continuing to implement and improve operational, financial and management information systems; hiring and training additional qualified personnel; continuing to expand and upgrade our core technologies; and effectively managing multiple relationships with various customers, joint venture and technological partners and other third parties.

We will depend on key personnel to manage the business effectively, and if we are unable to retain our key employees or hire additional qualified personnel, our ability to compete could be harmed.

        Our future success will depend to a significant extent upon the services of Scott K. Ginsburg, Chairman of the Board and Chief Executive Officer; and Omar A. Choucair, Chief Financial Officer. Uncontrollable circumstances, such as the death or incapacity of any key executive officer, could have a serious impact on our business.

        Our future success will also depend upon our ability to attract and retain highly qualified management, sales, operations, technical and marketing personnel. At the present time there is, and will continue to be, intense competition for personnel with experience in the markets applicable to our products and services. Because of this intense competition, we may not be able to retain key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. The inability to retain or to attract additional qualified personnel as needed could have a considerable impact on our business.

Certain provisions of our bylaws may have anti-takeover effects that could prevent a change in control even if the change would be beneficial to its shareholders.

        We have a classified board which might, under certain circumstances, discourage the acquisition of a controlling interest of its stock because such acquirer would not have the ability to replace these directors except as the term of each class expires. The directors are divided into three classes with respect to the time for which they hold office. The term of office of one class of directors expires at each annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Our board of directors may issue, without stockholder approval, preferred stock with rights and preferences superior to those applicable to the common stock.

        Our certificate of incorporation includes a provision for the issuance of "blank check" preferred stock. This preferred stock may be issued in one or more series, with each series containing such rights and preferences as the board of directors may determine from time to time, without prior notice to or approval of stockholders. Among others, such rights and preferences might include the rights to dividends, superior voting rights, liquidation preferences and rights to convert into common stock. The rights and preferences of any such series of preferred stock, if issued, may be superior to the rights and preferences applicable to the common stock and might result in a decrease in the price of the common stock.

We depend upon a number of single or limited-source suppliers, and our ability to produce audio and video distribution equipment could be harmed if those relationships were discontinued.

        We rely on fewer than five single or limited-source suppliers for integral components used in the assembly of our audio and video units. If a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to us, this would delay our deployment of audio and video units. We rely on our suppliers to manufacture components for use in our products. Some of our suppliers also sell products to our competitors and may in the future become our competitors, possibly entering into exclusive arrangements with our existing competitors. In addition, our suppliers may stop selling our products or components to us at commercially reasonable prices or completely stop selling our products or components to us. If a reduction or interruption of supply were to occur, it could take a significant period of time for us to qualify an alternative subcontractor, redesign our products as necessary and contract for the manufacture of such products. This would have the effect of depressing our business until we was able to establish sufficient component supply through an alternative source. We believe that there are currently alternative component manufacturers that could supply the components required to produce our products, but based on the financial condition and service levels of our current suppliers, we do not feel the need to pursue agreements or understandings with such alternative sources or pursue long-term contracts with our current suppliers. We have experienced component shortages in the past, and material component shortages or production or delivery delays may occur in the future.

We determined that there was a material weakness in our disclosure controls and procedures related such that those controls and procedures were not effective as of December 31, 2004. In the event a material weakness occurs again in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements.

        For the year ended December 31, 2004, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting for income taxes as of December 31, 2004. In the event that this or any other material weakness occurs in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements, either of which could result in a decrease in our stock price.

The Public Company Accounting Oversight Board, or PCAOB, is conducting an annual inspection of our external auditors and we cannot assure you that in the course of this inspection, the PCAOB will not identify additional information in our financial statements which it believes could have been reported differently.

        The PCAOB is conducting an inspection of our external auditors, KPMG LLP, and their audit of our financial statements as of and for the year ended December 31, 2005. The PCAOB is a private agency established to oversee the auditors of publicly held companies, and the PCAOB conducts annual inspections on all large public accounting firms that audit the financial statements of publicly held companies. As part of this inspection, the PCAOB has selected, among others, to review KPMG LLP's audit of our financial statements as of and for the year ended December 31, 2005. The PCAOB's inspection of KPMG LLP is ongoing and there can be no assurance as to when it will be completed. In addition, we cannot assure you that in the course of this inspection, the PCAOB will not identify additional information contained in our historical financial statements which it believes could have been reported differently, or the prospective impact of any such items on our financial statements.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and harm our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management's assessment of such internal controls.

        The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Board's Auditing Standard No. 2, or Standard No. 2, provides the professional standards and related performance guidance for auditors to attest to, and report on, management's assessment of the effectiveness of internal control over financial reporting under Section 404. Management's assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare, and our auditors may not agree with management's assessments. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

        During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would harm our stock price.

        We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. We cannot be certain as to the timing of completion of our evaluation, testing and any required remediation due in large part to the fact that there is very little precedent available by which to measure compliance with the new Auditing Standard No. 2. If we are not able to complete our assessment under Section 404 in a timely manner, we and our auditors would be unable to conclude that our internal control over financial reporting is effective as of December 31, 2007.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein, contain "forward-looking statements." These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, whose assumptions are based on information currently available to each company's management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely," "potential" or similar expressions, we are making forward-looking statements. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of our operations.

        Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our actual results may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements.

        For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page S-13 of this prospectus supplement and page 5 of the accompanying prospectus.

        The list of factors discussed under "Risk Factors" that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

        Industry data and other statistical information used in this prospectus are based on independent publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the common stock by the selling stockholder. We expect to receive net proceeds of approximately $27.0 million from the sale of 2,556,000 shares of our common stock in this offering, or $31.7 million if the underwriters exercise their over-allotment option in full, after deducting the estimated expenses related to this offering and the underwriting discounts and commissions payable by us.

        We intend to use the net proceeds from this offering as follows:

  •
  approximately $12.0 million to repay indebtedness outstanding under the revolving line of credit component of our credit facility;

  •
  for potential acquisitions; and

  •
  for general corporate purposes.

        As of September 30, 2006, borrowings under our revolving line of credit bore interest at a weighted average rate of 8.2% per annum. Our revolving line of credit matures on May 31, 2009. The use of proceeds for the borrowings under our revolving line of credit were for previous business acquisitions.

        Except to the extent that any portion of the net proceeds is used to repay amounts outstanding under our revolving line of credit, our management will have broad discretion in the allocation of net proceeds. Pending use, the net proceeds will be invested in short-term securities. We are not under any contractual or other obligation, nor do we expect, to pay any dividends or distribute any of the net proceeds from this offering to our stockholders.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock currently is quoted on the Nasdaq Global Market under the symbol "DGIT." The following table provides, for the periods indicated, the high and low bid quotations per share of our common stock on the Nasdaq Global Market, adjusted for our 1-for-10 reverse stock split on May 30, 2006.

	High	Low
Fiscal 2006
First Quarter	$7.60	$4.90
Second Quarter	$8.00	$3.15
Third Quarter	$10.73	$5.22
Fourth Quarter (through December 14, 2006)	$12.22	$9.60
Fiscal 2005
First Quarter	$16.00	$10.50
Second Quarter	$13.50	$9.40
Third Quarter	$10.10	$6.00
Fourth Quarter	$7.40	$4.50
Fiscal 2004
First Quarter	$23.70	$10.40
Second Quarter	$19.20	$10.70
Third Quarter	$15.00	$11.40
Fourth Quarter	$14.00	$10.10

        On December 14, 2006, the last sale price reported on the Nasdaq Global Market for our common stock was $11.50 per share. As of that date, there were approximately 6,550 holders of record of our common stock.

        We have never declared or paid any cash dividends on our capital stock and do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition and operating results

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and short-term investments and our consolidated capitalization as of September 30, 2006:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the payment of $2,000,000 in cash and the issuance of 259,177 shares of our common stock to the seller of the assets of Media DVX, Inc. on November 20, 2006 upon cancellation of a promissory note in the principal amount of $5,000,000; and

  •
  on a pro forma as adjusted basis, to give effect to the transaction described in the immediately preceding bullet, and the receipt of the estimated net proceeds of this offering as described in "Use of Proceeds" as if it had occurred on September 30, 2006.

        You should read this table in conjunction with our consolidated financial statements, the related notes and the discussion under "Use of Proceeds" included elsewhere in this prospectus supplement.

	As of September 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(In thousands, except per share amounts)
Cash, cash equivalents and short-term investments	$8,052	$6,052	$21,042

Debt (including current maturities):
Capital lease obligations	488	488	488
Revolving line of credit in bank facility	12,000	12,000	—
Term note in bank facility	20,000	20,000	20,000
Other notes payable	5,000	—	—

Total debt	37,488	32,488	20,488
Stockholders' equity:
Common stock, par value $0.001 per share; 200,000 shares authorized; 12,628 outstanding shares issued, actual; 12,887 outstanding shares issued, pro forma; and 15,443 outstanding shares issued, pro forma as adjusted	13	13	15
Additional paid-in capital	299,184	302,184	329,172
Treasury stock, 56 shares	(853)	(853)	(853)
Accumulated deficit	(192,906)	(192,906)	(192,906)

Total stockholders' equity	105,438	108,438	135,428

Total capitalization	$142,926	140,926	$155,916

        The number of shares of common stock issued in the table above excludes:

  •
  580,163 shares of our common stock issuable upon exercise of options outstanding under our stock option plans as of September 30, 2006 at a weighted-average exercise price of $11.95;

  •
  1,097,500 shares of our common stock available for future issuance as of September 30, 2006 for future grant or issuance pursuant to our stock incentive plan; and

  •
  707,581 shares of our common stock issuable upon exercise of outstanding warrants as of September 30, 2006 at a weighted-average exercise price of $11.56.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after this offering. The net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock outstanding at that date.

        Our net tangible book value as of September 30, 2006 was $9.6 million, or $0.76 per share. After giving effect to the receipt of approximately $27.0 million of estimated net proceeds from our sale of 2.6 million shares of common stock in this offering, our as adjusted net tangible book value as of September 30, 2006 would have been approximately $36.6 million, or $2.41 per share. This represents an immediate increase in net tangible book value of $1.65 per share to existing stockholders and an immediate dilution of $8.99 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Offering price per share	$11.40
Net tangible book value before the offering	0.76
Increase per share attributable to investors in the offering	1.65
As adjusted net tangible book value after the offering	2.41

Dilution per share to new investors	$8.99

        The following table summarizes as of September 30, 2006:

  •
  the total number of shares of common stock purchased from us;

  •
  the net consideration paid to us; and

  •
  the average net price per share paid by our stockholders prior to this offering and by those purchasing shares in this offering.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share amounts)
Pre-offering stockholders	12,628	83%	$299,197	92%	$23.69
Investors in the offering	2,556	17%	26,990	8%	$10.56

Total	15,184	100%	$326,187	100%	$21.48

        The tables and calculations above exclude:

  •
  259,177 shares of our common stock issued on November 20, 2006 in connection with the settlement of a promissory note payable to the seller of the assets of Media DVX, Inc.;

  •
  580,163 shares of our common stock issuable upon exercise of options outstanding under our stock option plans as of September 30, 2006 at a weighted-average exercise price of $11.95;

  •
  1,097,500 shares of our common stock available for future issuance as of September 30, 2006 for future grant or issuance pursuant to our stock incentive plan; and

  •
  707,581 shares of our common stock issuable upon exercise of outstanding warrants as of September 30, 2006 at a weighted-average exercise price of $11.56.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information known to us with respect to beneficial ownership of our common stock as of November 30, 2006, and as adjusted for the offering hereunder, by:

  •
  each of our named executive officers

  •
  each of our directors;

  •
  all of our current executive officers and directors as a group;

  •
  each selling stockholder; and

  •
  each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock.

        The selling stockholder acquired the shares of common stock beneficially owned by it as a result of our merger with FastChannel on May 31, 2006.

	Shares of Common Stock Beneficially Owned Before Offering		Shares of Common Stock Being Offered for Sale		Shares of Common Stock Beneficially Owned After Offering
Name of Beneficial Owner(1)
	Number(2)	Percentage	Number	Percentage	Number(2)	Percentage
CrossPoint Venture Partners(3) The Pioneer Hotel Building 2925 Woodside Road Woodside, CA 94062	1,682,995	13.06%	400,000	3.10%	1,282,995	8.45%
Kinderhook Partners, LP(4) 1 Executive Dr. Suite 160 Fort Lee, NJ 07024	1,324,585	10.28%	—	0.00%	1,324,585	8.72%
Costa Brava Ptsp. III LP(5) 420 Boylston St. Boston, MA 02116	693,129	5.38%	—	0.00%	693,129	4.56%
Scott K. Ginsburg(6)	3,298,199	24.27%	—	0.00%	3,298,199	20.76%
Kevin C. Howe(7)	26,951	*	—	0.00%	26,951	*
Lisa C. Gallagher	14,664	*	—	0.00%	14,664	*
Anthony J. LeVecchio(8)	10,498	*	—	0.00%	10,498	*
Omar A. Choucair(9)	61,676	*	—	0.00%	61,676	*
William Donner	1,745	*	—	0.00%	1,745	*
David M. Kantor(10)	15,751	*	—	0.00%	15,751	*

All directors and executive officers as a group (7 persons)(11)	3,429,484	25.07%	—	0.00%	3,429,484	21.46%

*
Less than 1%
(1)
Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the business address of each beneficial owner listed is 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039.

(2)
Reflects the number of shares outstanding as of November 30, 2006, and with respect to each person, assumes the exercise of all stock options and warrants held by such person that are exercisable within 60 days of November 30, 2006.

(3)
Of the shares beneficially owned by CrossPoint Venture Partners, 358,913 shares are held of record and are being offered for sale by CrossPoint Venture Partners 2000 Q, L.P., and 41,087 shares are held of record and are being offered for sale by CrossPoint Venture Partners 2000, L.P. Jim Dorrian is a general partner of CrossPoint Venture Partners. Mr. Dorrian disclaims beneficial ownership of all shares held or beneficially owned by or through such entity.

(4)
Based on a Schedule 13G filed on November 27, 2006.

(5)
Based on a Schedule 13G filed on September 5, 2006.

(6)
Based on a filing with the Securities and Exchange Commision, dated January 22, 2001, indicating beneficial ownership as of such date, as well as filings pursuant to Section 16 of the Securities Exchange Act of 1934. Includes 2,303,531 shares held of record by Scott K. Ginsburg and 292,013 shares held in the name of Moon Doogie Family Partnership, L.P. Scott K. Ginsburg, DG FastChannels' Chief Executive Officer and Chairman of the Board, is the sole general partner of Moon Doggie Family Partnership, L.P. Includes options exercisable into 50,830 shares of common stock, warrants issued to Moon Doggie Family Partnership, L.P. exercisable into 300,852 shares of common stock and warrants issued to Scott K. Ginsburg exercisable into 350,973 shares of common stock.

(7)
Includes options exercisable into 13,751 shares of common stock.

(8)
Includes options exercisable into 2,998 shares of common stock.

(9)
Includes options exercisable into 49,624 shares of common stock and warrants exercisable into 8,666 shares of common stock.

(10)
Includes options exercisable into 14,751 shares of common stock.

(11)
Includes options exercisable into 131,954 shares of common stock and warrants exercisable into 660,491 shares of common stock.

Management

        For a description of our executive officers and directors, you should read our proxy statement filed on July 18, 2006. One of our directors, Kevin C. Howe, inadvertantly sold shares of our common stock within six months of a purchase by him of shares of our common stock. These transactions resulted in a short-swing profit, as contemplated by Section 16 of the Securities Exchange Act of 1934 as amended, or the Exchange Act. This short-swing profit has been disgorged to us. We have implemented additional procedures to prevent similar situations in the future, but we cannot assure you that these procedures will be effective.

UNDERWRITING

        We and the selling stockholder have entered into an underwriting agreement with the underwriters listed below with respect to the shares of our common stock being offered by this prospectus supplement. In accordance with the terms and conditions contained in the underwriting agreement, we and the selling stockholder have agreed to sell to each of the listed underwriters, and each of the listed underwriters, for which Oppenheimer & Co. Inc. is acting as representative, have severally, and not jointly, agreed to purchase from us and the selling stockholder on a firm commitment basis, the number of shares offered by this prospectus supplement set forth opposite their respective names below:

Underwriters	Number of Shares
Oppenheimer & Co. Inc.	1,625,800
ThinkEquity Partners LLC	739,000
Roth Capital Partners, LLC	591,200

Total	2,956,000

        We have been advised by the representative that the underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $0.41 per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $0.10 per share to other brokers and dealers.

        The underwriting agreement provides that the several underwriters' obligations to purchase shares offered by us and the selling stockholders are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase and pay for all of the shares offered by this prospectus supplement, other than those covered by the over-allotment option described below (unless and until that option is exercised), if any of these shares are purchased.

        No action has been taken by us, the selling stockholder or the underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required. None of the shares included in this offering may be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sales of the shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus supplement are advised to inform themselves about and to observe any restrictions relating to this offering of shares and the distribution of this prospectus supplement. This prospectus supplement is neither an offer to sell nor a solicitation of any offer to buy any of the securities included in this offering in any jurisdiction where that would not be permitted or legal.

Underwriting Discount and Expenses

        The following table summarizes the underwriting discount to be paid to the underwriters by us and the selling stockholders:

	Total, with no over-allotment	Total, with full over-allotment
Underwriting discount to be paid to the underwriters by us	$1,748,304	$2,051,590
Underwriting discount to be paid to the underwriters by the selling stockholder	$273,600	$273,600

Over-Allotment Option

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 443,400 additional shares, in the aggregate, identical to the shares offered hereby, at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus supplement. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any shares are purchased pursuant to the over-allotment option, the underwriters will offer these additional shares on the same terms as those on which the other shares are being offered hereby. If any shares are purchased pursuant to this over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Lock-Up Agreements

        We, our executive officers and directors, and the selling stockholder have agreed, subject to limited exceptions approved by the underwriters, for a period of 90 days after the date of this prospectus supplement, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable for shares of our common stock, enter into any transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock either owned as of the date of this prospectus supplement or thereafter acquired, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose, unless required by law, the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative. This 90-day period may be extended if (1) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning the last day of the 90-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. Notwithstanding the foregoing, Kevin C. Howe, one of our directors, will be permitted to sell 2,000 shares of our common stock during the 90-day period.

        While the representative has the right, in its discretion, to release securities from these lock-up agreements, it has advised us that it has no current intention of releasing any securities subject to a lock-up agreement and no agreement has been made between the representative and us or between the representative and any of our security holders pursuant to which the representative has agreed to waive any lock-up restrictions. We and the selling stockholder have been further advised by the representative that any request for the release of securities from a lock-up would be considered by the representative on a case-by-case basis, and, in considering any such request, the representative would consider circumstances of emergency and hardship.

Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, as described below:

  •
  over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a "covered" short position or a "naked short" position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option, in whole or in part, or purchasing shares of our common stock in the open market;

  •
  syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares needed to close out such short position, the representative will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which it may purchase the shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying such shares in the open market. A naked short position is more likely to be created if the representative is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering;

  •
  stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering, which stabilizing bids may not exceed a specific maximum; and

  •
  penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market prices of our common stock. As a result, the prices of our shares may be higher than the price that might otherwise exist for such shares in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Neither we, the selling stockholders nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our common stock. In addition, neither we, the selling stockholders nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

        We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and/or to contribute to payments the underwriters may be required to make with respect to any of these liabilities.

Electronic Delivery

        One or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such prospectuses electronically. Other than the prospectus being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectus in any electronic format, such as CD ROMs or videos. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relations with the Underwriters

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they have received or will receive customary fees and expenses.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Gardere Wynne Sewell LLP of Dallas, Texas. O'Melveny & Myers, LLP of San Francisco, California will act as counsel for the underwriters.

EXPERTS

        The consolidated financial statements and schedule of DG FastChannel, Inc. f/k/a Digital Generation Systems, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the statements of operations, divisional equity and cash flows of Media DVX, Inc. for each of the years ended December 31, 2004 and 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        FastChannel Network, Inc.'s consolidated financial statements as of and for the years ended December 31, 2005 and 2004 incorporated by reference herein have been audited by Vitale, Caturano & Company, Ltd., independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

        The audited historical consolidated financial statements of FastChannel Network, Inc. for the year ended December 31, 2003, included in DG FastChannel Inc.'s Registration Statement on Form S-4/A, filed on May 3, 2006, incorporated in this Prospectus by reference to such Registration Statement on Form S-4/A, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

        This prospectus supplement and accompanying prospectus do not contain all of the information included in the registration statement we have filed with the SEC. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus supplement and accompanying prospectus or any of the documents incorporated herein or therein about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed in the accompanying prospectus and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the date of this prospectus supplement and until we sell all of the securities covered by this prospectus supplement, other than portions of these documents that are either (a) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC or (b) furnished under Item 9 or Item 12 of a Current Report on Form 8-K.

        You may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Omar A. Choucair Chief Financial Officer DG FastChannel, Inc. 750 West John Carpenter Freeway, Suite 700 Irving, Texas (972) 581 2000

        Any statement contained in this prospectus supplement and the accompanying prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other document we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

DG FastChannel, Inc.

750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000

3,659,177 Shares of Common Stock

        We may sell from time to time up to 3,000,000 shares of common stock offered by this prospectus. We will describe the specific terms and amounts of the common stock offered in a prospectus supplement that will accompany this prospectus. You should read both the prospectus supplement and this prospectus carefully before you invest in our common stock.

        The selling stockholders are offering to register for sale from time to time up to 659,177 shares of our common stock under this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. Our common stock is listed on the Nasdaq Global Market under the symbol "DGIT." On December 1, 2006 the closing price for the common stock as reported on Nasdaq was $11.61 per share.

        Investing in our securities involves risks that are described in the section entitled "Risk Factors" beginning on page 5 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 4, 2006

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common stock. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, in addition to this prospectus we will provide you with a prospectus supplement that will contain specific information about the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement as well as additional information described under "Where You Can Find More Information" and "Documents Incorporated by Reference."

        You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

        Unless the context otherwise requires, the terms "we," "our," "us," and "the Company" refer to DG FastChannel, Inc., a Delaware corporation.

PROSPECTUS SUMMARY

        This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

The Company

        We are a leading provider of digital technology services that enable the electronic delivery of advertising from advertising agencies to traditional broadcasters and other media outlets. We operate a nationwide digital network out of our Network Operation Center, or NOC, located in Irving, Texas, which links more than 5,000 advertisers and advertising agencies with more than 21,000 radio, television, cable, network and print publishing destinations electronically throughout the United States and Canada. Through our NOC, we deliver video, audio, image and data content that comprise transactions among advertisers and various media outlets, including those in the broadcast industries.

        For the year ended December 31, 2005, we provided delivery services for 18 of the top 25 advertisers, as ranked by Ad Age. The majority of our revenue is derived from multiple services relating to electronic delivery of video and audio advertising content. Our primary source is the delivery of television and radio advertisements, or spots, which is typically performed digitally but sometimes physically. We offer a digital alternative to dub-and-ship delivery of spot advertising. We generally bill our services on a per transaction basis.

        Our services include online creative research, media production and duplication, distribution, management of existing advertisements and broadcast verification. This suite of innovative services addresses the needs of our customers at multiple stages along the value chain of advertisement creation and delivery in a cost-effective manner and helps simplify the overall process of content delivery.

        On May 30, 2006, our common stock was split in a 1-for-10 reverse stock split. The following selected financial data is derived from our audited financial statements and the share and per share data has been adjusted to give retroactive effect for the reverse stock split:

(in thousands, except per share amounts)

	For the years ended December 31,
	2005	2004	2003	2002	2001
Net income (loss)	$(1,090)	$3,204	$4,199	$(127,385)	$(9,029)
Basic and diluted net income (loss) per common share before cumulative effect of change in accounting principle	$(0.15)	$0.44	$0.59	$(18.01)	$(1.28)
Basic and diluted net income (loss) per common share	$(0.15)	$0.44	$0.56	$(17.99)	$(1.28)
Weighted average common shares outstanding
Basic	7,378	7,277	7,137	7,072	7,044
Diluted	7,378	7,330	7,489	7,081	7,044

        Our common stock is listed on the Nasdaq Global Market under the symbol "DGIT." Our principal executive offices are located at 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, and our telephone number at that address is (972) 581-2000.

The Securities We May Offer

        We and/or the selling stockholders may offer shares of our common stock, par value $0.001 per share. In this prospectus, we provide a general description of, among other things, our dividend policy and the transfer and voting restrictions that apply to holders of our common stock. Each time we offer securities with this prospectus, we will provide offerees with a prospectus supplement that will contain the specific terms of the offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled "Risk Factors" in this prospectus, and in the section entitled "Risk Factors" in supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

        In evaluating an investment in our Company, the following risk factors should be considered.

Risks Relating to the Industry

The media distribution products and services industry is divided into several distinct markets, some of which are relatively mature while others are growing rapidly. If the mature markets begin to decline at a time when the developing markets fail to grow as anticipated, it will be increasingly difficult to achieve and maintain profitability.

        To date, our design and marketing efforts for our products and services have involved the identification and characterization of the broadcast market segments within the media distribution products and services industry that will be the most receptive to our products and services. We may not have correctly identified and characterized such markets and our planned products and services may not address the needs of those markets. Furthermore, our current technologies may not be suitable for specific applications within a particular market and further design modifications, beyond anticipated changes to accommodate different markets, may be necessary.

        While the electronic distribution of media has been available for several years and growth of this market is modest, many of the products and services now on the market are relatively new. It is difficult to predict the rate at which the market for these new products and services will grow, if at all. Even if the market does grow, it will be necessary to quickly conform our products and services to customer needs and emerging industry standards in order to be a successful participant in those markets, such as the market for HD spots. If the market fails to grow, or grows more slowly than anticipated, it will be difficult for any market participant to succeed and it will be increasingly difficult for us to achieve and maintain profitability.

        To achieve and sustain profitability and growth, we must expand our product and service offerings beyond the broadcast markets to include additional market segments within the media distribution products and services industry. Potential new applications for our existing products in new markets include distance learning and training, finance and retail. While our products and services could be among the first commercial products that may be able to serve the convergence of several industry segments, including digital networking, telecommunications, compression products and Internet services, our products and services may not be accepted by that market. In addition, it is possible that:

  •
  the convergence of several industry segments may not continue;

  •
  the markets may not develop as a result of such convergence; or

  •
  if markets develop, such markets may not develop either in a direction beneficial to our products or product positioning or within the time frame in which we expect to launch new products and product enhancements.

        Because the convergence of digital networking, telecommunications, compression products and Internet services is new and evolving, the growth rate, if any, and the size of the potential market for our products cannot be predicted. If markets for these products fail to develop, develop more slowly than expected or become served by numerous competitors, or if our products do not achieve the anticipated level of market acceptance, our future growth could be jeopardized. Broad adoption of our products and services will require us to overcome significant market development hurdles, many of which we cannot predict.

The industry is in a state of rapid technological change and we may not be able to keep up with that pace.

        The advertisement distribution and asset management industry is characterized by extremely rapid technological change, frequent new products, service introductions and evolving industry standards. The introduction of products with new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Our future success will depend upon our ability to enhance existing products and services, develop and introduce new products and services that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers, including the need for HD spots. We may not succeed in developing and marketing product enhancements or new products and services that respond to technological change or emerging industry standards. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services. Our products and services may not adequately meet the requirements of the marketplace and achieve market acceptance. If we cannot, for technological or other reasons, develop and introduce products and services in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if we have pre-announced the product and service releases, our business, financial condition, results of operations or cash flows will be harmed.

The marketing and sale of our products and services involve lengthy sales cycles. This makes business forecasting extremely difficult and can lead to significant fluctuations in quarterly results.

        Due to the complexity and substantial cost associated with providing integrated product and services to provide audio, video, data and other information across a variety of media and platforms, licensing and selling products and services to our potential customers typically involves a significant technical evaluation. In addition, there are frequently delays associated with educating customers as to the productive applications of our products and services, complying with customers' internal procedures for approving large expenditures and evaluating and accepting new technologies that affect key operations. In addition, certain customers have even longer purchasing cycles that can greatly extend the amount of time it takes to place our products and services with these customers. Because of the lengthy sales cycle and the large size of our potential customers' average orders, if revenues projected from a specific potential customer for a particular quarter are not realized in that quarter, product revenues and operating results for that quarter could be harmed. Revenues will also vary significantly as a result of the timing of product and service purchases and introductions, fluctuations in the rate of development of new markets and new applications, the degree of market acceptance of new and enhanced versions of our products and services, and the level of use of satellite networking and other transmission systems. In addition, increased competition and the general strength of domestic and international economic conditions also impact revenues.

        Because expense levels such as personnel and facilities costs, are based, in part, on expectations of future revenue levels, if revenue levels are below expectations, our business, financial condition, results of operations or cash flows will be harmed.

Seasonality in buying patterns also makes forecasting difficult and can result in widely fluctuating quarterly results.

        On a historical basis, the industry has experienced lower sales for services in the first quarter, which is somewhat offset with higher sales in the fourth quarter due to increased customer advertising volumes for the holiday selling season. In addition, product and service revenues are influenced by political advertising, which generally occurs every two years. Nevertheless, in any single period, product and service revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. In addition, we have historically operated with little or no backlog. The absence of backlog and fluctuations in revenues and costs due to seasonality increases the difficulty of predicting our operating results.

The markets in which we will operate are highly competitive, and competition may increase further as new participants enter the market and more established companies with greater resources seek to expand their market share.

        Competition within the markets for media distribution is intense. Moreover, these markets have become increasingly concentrated in recent years as a result of acquisitions. We believe that our ability to compete successfully depends on a number of factors, both within and outside of our control, including: (1) the price, quality and performance of our products and those of our competitors; (2) the timing and success of new product introductions; (3) the emergence of new technologies; (4) the number and nature of our competitors in a given market; (5) the protection of intellectual property rights; and (6) general market and economic conditions. In addition, the assertion of intellectual property rights by others and general market and economic conditions factor into the ability to compete successfully. The competitive environment could result in price reductions that could result in lower profits and loss of our market share.

        While we offer products and services focused on the electronic distribution of media, we compete with dub and ship houses and production studios. Although many dub and ship houses and production studios, such as Point.360, generally do not offer electronic delivery, they often have long-standing ties to local distributors that can be difficult to replace. Many of these dub and ship houses and production studios also have greater financial, distribution and marketing resources than we and have achieved a higher level of brand recognition. Production studios, advertising agencies and media buying firms also could deliver directly through entities with package delivery expertise such as Federal Express, United Parcel Service, the United States Postal Service and DHL.

        In addition, we compete with a satellite-based video distribution network operated by Vyvx, an operating division of Willtel Communications, which is a wholly-owned subsidiary of Level 3 Communications, Inc. We also anticipate that certain common and/or value-added telecommunications carriers and other companies, such as Pathfire, may develop and deploy high bandwidth network services targeted at the advertising and broadcast industries, although we believe that no such carriers have yet entered the market for spot distribution in any significant way.

        With respect to new markets, such as the delivery of other forms of content to radio and television stations, competition is likely to come from companies in related communications markets and/or package delivery markets. Some of the companies capable of offering products and services with superior functionality include telecommunications providers, such as AT&T, MCI and other fiber and telecommunication companies, each of which would enjoy materially lower electronic delivery transportation costs. Radio networks such as ABC Radio Networks or Westwood One could also become competitors by selling and transmitting advertisements as a complement to their content programming.

        Further, other companies may in the future focus significant resources on developing and marketing products and services that will compete with ours.

        We have identified video advertising on the Internet as a potential business opportunity. This business is currently undergoing rapid change with many different companies providing innovative technology and solutions to advertisers and advertising agencies. Some of these companies capable of providing these services have established technologies and customer bases. Additionally, there is no assurance we will be able to compete on this level. Additionally, we are unsure of the amount of investment required to enter this new and quickly changing market.

Risks Related to the Company

We have a history of losses which must be considered in assessing our future prospects.

        2003 was the first year we reported net income after having been unprofitable since our inception. While we reported profit again in 2004, we experienced a loss in 2005. In 2002, we were profitable only after excluding the effect of a change in accounting principle. We could continue to generate net losses in the future, which could depress our stock price. Decreases in revenues could occur, which could impair our ability to operate profitably in the future. Future success also depends in part on obtaining reductions in delivery and service costs, particularly our ability to continue to automate order processing and to reduce telecommunications costs. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets, such as risks that the market might fail to grow, expenses relating to modifying products and services to meet industry standards as they change over time, and difficulties in gaining and maintaining market share. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified persons, continually upgrade our technologies and begin to commercialize products incorporating such technologies. We may not be successful in addressing any or all of these risks and may not be able to achieve and sustain profitability.

We may not be able to obtain additional financing to satisfy our future capital needs.

        We intend to continue making capital expenditures to market, develop, produce and deploy at no cost to our customer the various equipment required by the customers to receive our services and to introduce additional services. In addition, we will need to make the investments necessary to maintain and improve our network. We also expect to expend capital to consummate any mergers and acquisitions that we undertake in the future. We may require additional capital sooner than currently anticipated and may not be able to obtain additional funds adequate for our capital needs. We cannot predict any of the factors affecting the revenues and costs of these activities with any degree of certainty. Accordingly, we cannot predict the precise amount of future capital that we will require, particularly if we pursue one or more additional acquisitions.

        Furthermore, additional financing may not be available to us, or if it is available, it may not be available on acceptable terms. Our inability to obtain the necessary financing on acceptable terms may prevent us from deploying our products and services effectively, maintaining and improving our products and network and completing advantageous acquisitions. Our inability to obtain the necessary financing could seriously harm our business, financial condition, results of operations and prospects. Consequently, we could be required to:

  •
  significantly reduce or suspend our operations;

  •
  seek an additional merger partner; or

  •
  sell additional securities on terms that are highly dilutive to our stockholders.

Our business is highly dependent upon radio and television advertising. If demand for, or margins from, our radio and television advertising delivery services decline, our business results will decline.

        We expect that a significant portion of our revenues will continue to be derived from the delivery of radio and television advertising spots from advertising agencies, production studios and dub and ship houses to radio and television stations in the United States. A decline in demand for, or average selling prices of, our radio and television advertising delivery services for any of the following reasons, or otherwise, would seriously harm our business, financial condition, results of operations and prospects:

  •
  competition from new advertising media;

  •
  new product introductions or price competition from competitors;

  •
  a shift in purchases by customers away from our premium services; and

  •
  a change in the technology used to deliver such services.

        Additionally, we are dependent on our relationship with the radio and television stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership or discontinue the use of our equipment in any way, our business, financial condition, results of operations and prospects would be harmed.

If we are not able to maintain and improve service quality, our business and results of operations will be susceptible to decline.

        Our business will depend on making cost-effective deliveries to broadcast stations within the time periods requested by our customers. If we are unsuccessful in making these deliveries, for whatever reason, a station might be prevented from selling airtime that it otherwise could have sold. Our ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which will be outside of our control, including:

  •
  equipment failure;

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  interruption in services by telecommunications service providers; and

  •
  inability to maintain our installed base of audio and video units that will comprise our distribution network.

        Stations may assert claims for lost air-time in these circumstances and dissatisfied advertisers may refuse to make further deliveries through us in the event of a significant occurrence of lost deliveries, which would result in a decrease in our revenues or an increase in our expenses, either of which could lead to a reduction in net income or an increase in net loss. Although we expect that we will maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster), which could result in a prolonged interruption of our business.

Our business is highly dependent on electronic video advertising delivery service deployment.

        Our inability to maintain units necessary for the receipt of electronically delivered video advertising content in an adequate number of television stations or to capture market share among content delivery customers, which may be the result of price competition, new product introductions from competitors or otherwise, would be detrimental to our business objectives and deter future growth. We have made a substantial investment in upgrading and expanding our NOC and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However, we cannot assure you that the maintenance of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery.

        In addition, we believe that to more fully address the needs of video delivery customers we have developed a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include cataloging, physical archiving, closed-captioning, modification of slates and format conversions. We will need to provide these services on a localized basis in each of the major cities in which we provide services directly to agencies and advertisers. We currently provide certain of such services to a portion of our customers through our facilities in New York, Los Angeles, Detroit and Chicago. However, we may not be able to successfully provide these services to all customers in those markets or any other major metropolitan area at competitive prices. Additionally, we may not be able to provide competitive video distribution services in other U.S. markets because of the additional costs and expenses necessary to do so and because we may not be able to achieve adequate market acceptance among current and potential customers in those markets.

        While we are taking the steps we believe are required to achieve the network capacity and scalability necessary to deliver video content, such as HDTV content, reliably and cost effectively as video advertising delivery volume grows, we may not achieve such goals because they are highly dependent on the services provided by our telecommunication providers and the technological capabilities of both our customers and the destinations to which content is delivered. If our telecommunication providers are unable or unwilling to provide the services necessary at a rate we are willing to pay or if our customers and/or our delivery destinations do not have the technological capabilities necessary to send and/or receive video content, our goals of adequate network capacity and scalability could be jeopardized.

        In addition, we may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless we can successfully continue to develop and provide video transmission services. The failure to retain such customers could result in a reduction of revenues, thereby decreasing our ability to achieve and maintain profitability.

We rely on bandwidth providers or other third parties for key aspects of the process of providing products and services to our customers, and any failure or interruption in the services and products provided by these third parties could harm our ability to operate our business and damage our reputation.

        We rely on third-party vendors, including bandwidth providers. Any disruption in the network access services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third party vendors, which increases our vulnerability to problems with the services they provide. We license technology from third parties to facilitate aspects of our connectivity operations. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies could negatively impact our relationship with users and adversely affect our business and could expose us to liabilities to third parties.

If we were no longer able to rely on our existing providers of transmissions services, our business and results of operations could be harmed affected.

        We obtain our local access transmission services and long distance telephone access through contracts with Sprint, which expires in November 2007, and MCI, which expires in March 2007. These agreements with Sprint and MCI provide for reduced pricing on various services provided in exchange for minimum purchases under the contracts of $1.0 million for each year of the Sprint contract and $0.5 million for 2006 for MCI. The agreements provide for certain achievement credits once specified purchase levels are met. Any interruption in the supply or a change in the price of either local access or long distance carrier service could increase costs or cause a significant decline in revenues, thereby decreasing our operating results.

We face various risks associated with purchasing satellite capacity.

        As part of our strategy of providing transmittal of audio, video, data and other information using satellite technology, we periodically purchase satellite capacity from third parties owning satellite systems. Although our management attempts to match these expenditures against anticipated revenues from sales of products to customers, they may not be successful at estimating anticipated revenues, and actual revenues from sales of products may fall below expenditures for satellite capacity. In addition, the purchases of satellite capacity require a significant amount of capital. Any inability to purchase satellite capacity or to achieve revenues sufficient to offset the capital expended to purchase satellite capacity may make our business more vulnerable and significantly affect financial condition and results of operations.

If the existing relationship with Clear Channel Satellite Services is terminated, or if Clear Channel Satellite Services fails to perform as required under its agreement with us, our business could be interrupted.

        We have designed and developed the necessary software to enable our current video delivery systems to receive digital satellite transmissions over the AMC-9 satellite system. However, the Clear Channel satellite system may not have the capacity to meet our future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all. We have a non-exclusive agreement with Clear Channel that expires in June 2010. The agreement provides for fixed pricing on dedicated bandwidth and gives us access to satellite capacity for electronic delivery of digital audio and video transmissions by satellite. Clear Channel is required to meet performance specifications as outlined in the agreement, and we are given a credit allowance for future fees if Clear Channel does not meet these requirements. The agreement states that Clear Channel can terminate the agreement if we do not make timely payments or become insolvent.

Certain of our products depend on satellites; any satellite failure could result in interruptions of our service that could negatively impact our business and reputation.

        A reduction in the number of operating satellites or an extended disruption of satellite transmissions would impair the current utility of the accessible satellite network and the growth of current and additional market opportunities. Satellites and its ground support systems are complex electronic systems subject to weather conditions, electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. In addition, satellite transmission can be disrupted by natural phenomena causing atmospheric interference, such as sunspots.

        Certain of our products rely on signals from satellites, including, but not limited to, satellite receivers and head-end equipment. Any satellite failure could result in interruptions of our service, negatively impacting our business. We attempt to mitigate this risk by having our customers procure their own agreements with satellite providers.

Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

        Our provision of our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our system is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our NOC could result in lengthy interruptions in our service.

        We have experienced system failures in the past and may in the future. Any unscheduled interruption in our service puts a burden on our entire organization and may result in a loss of revenue. If we experience frequent or persistent system failures in our NOC or web-based management systems, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

The market price of our common stock is likely to continue to be volatile.

        Some of the factors that may cause the market price of our common stock to fluctuate significantly include:

  •
  the addition or departure of key personnel;

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  variations in our quarterly operating results;

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  announcements by us or our competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;

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  changes in coverage and financial estimates by securities analysts;

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  changes in market valuations of networking, Internet and telecommunications companies;

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  fluctuations in stock market prices and trading volumes, particularly fluctuations of stock prices quoted on the Nasdaq Global Market; and

  •
  sale of a significant number of shares of our common stock by us or our significant holders.

Sales of substantial amounts of our common stock in the public market could harm the market price of our common stock.

        The sale of substantial amounts of our shares (including shares issuable upon exercise of outstanding options and warrants to purchase our common stock) may cause substantial fluctuations in the price of our common stock. Because investors would be more reluctant to purchase shares of our common stock following substantial sales, the sale of these shares also could impair its ability to raise capital through the sale of additional stock.

Our inability to enter into or develop strategic relationships in key market segments could harm our operating results.

        Our strategy depends in part on the development of strategic relationships with leading companies in key market segments, including media broadcasters and digital system providers. We may not be able to successfully form or enter into such relationships, which may jeopardize our ability to generate sales of our products or services in those segments. Specific product lines are dependent to a significant degree on strategic alliances and joint ventures formed with other companies. Various factors could limit our ability to enter into or develop strategic relationships, including, but not limited to, our relatively short operating history, history of losses and the resources available to our competitors. Moreover, the terms of strategic alliances and joint ventures may vest control in a party other than us. Accordingly, the success of the strategic alliance or joint venture may depend upon the actions of that party and not us.

Insiders have substantial control over us which could limit others' ability to influence the outcome of key transactions, including changes in control.

        As of November 30, 2006, our executive officers and directors and their respective affiliates own approximately 20% of our common stock. As a result, these stockholders may be able to control or significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if a change of control is in the best interest of all stockholders.

Our business may be harmed if we are not able to protect our intellectual property rights from third-party challenges.

        We cannot assure that our intellectual property does not infringe on the proprietary rights of third parties. The steps taken to protect our proprietary information may not prevent misappropriation of such information, and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours. We consider our trademarks, copyrights, advertising and promotion design and artwork to be of value and important to our businesses. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We generally enter into confidentiality or license agreements with our distributors and customers and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

        While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, we may still receive future communications from third parties asserting that we are infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require us to enter into royalty arrangements or result in costly litigation and diversion of management attention. If such claims are successful, we may not be able to obtain licenses necessary for the operation of our business, or, if obtainable, such licenses may not be available on commercially reasonable terms, either of which could prevent our ability to operate our business.

We may enter into or seek to enter into business combinations and acquisitions that may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

        We recently acquired FastChannel Network Inc., Media DVX, Inc., Source TV and the Broadcast Division of Applied Graphics Technologies, Inc., each of which became our wholly-owned subsidiary. Our business strategy will include the acquisition of additional complementary businesses and product lines. Any such acquisitions would be accompanied by the risks commonly encountered in such acquisitions, including:

  •
  the difficulty of assimilating the operations and personnel of the acquired companies;

  •
  the potential disruption of our business;

  •
  the inability of our management to maximize our financial and strategic position by the successful incorporation of acquired technology and rights into our product and service offerings;

  •
  difficulty maintaining uniform standards, controls, procedures and policies, with respect to accounting matters and otherwise;

  •
  the potential loss of key employees of acquired companies; and

  •
  the impairment of relationships with employees and customers as a result of changes in management and operational structure.

        We may not be able to successfully complete any acquisition or, if completed, the acquired business or product line may not be successfully integrated with our operations, personnel or technologies. Any inability to successfully integrate the operations, personnel and technologies associated with an acquired business and/or product line may negatively affect our business and results of operation. We may dispose of any of our businesses or product lines in the event that we are unable to successfully integrate them, or in the event that management determines that any such business or product line is no longer in our strategic interests.

Failure to manage future growth could hinder the future success of our business.

        Our personnel, systems, procedures and controls may not be adequate to support our existing as well as future operations. We will need to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our work force. We must also continue to further develop our products and services while implementing effective planning and operating processes, such as continuing to implement and improve operational, financial and management information systems; hiring and training additional qualified personnel; continuing to expand and upgrade our core technologies; and effectively managing multiple relationships with various customers, joint venture and technological partners and other third parties.

We will depend on key personnel to manage the business effectively, and if we are unable to retain our key employees or hire additional qualified personnel, our ability to compete could be harmed.

        Our future success will depend to a significant extent upon the services of Scott K. Ginsburg, Chairman of the Board and Chief Executive Officer; and Omar A. Choucair, Chief Financial Officer. Uncontrollable circumstances, such as the death or incapacity of any key executive officer, could have a serious impact on our business.

        Our future success will also depend upon our ability to attract and retain highly qualified management, sales, operations, technical and marketing personnel. At the present time there is, and will continue to be, intense competition for personnel with experience in the markets applicable to our products and services. Because of this intense competition, we may not be able to retain key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. The inability to retain or to attract additional qualified personnel as needed could have a considerable impact on our business.

Certain provisions of our bylaws may have anti-takeover effects that could prevent a change in control even if the change would be beneficial to its shareholders.

        We have a classified board which might, under certain circumstances, discourage the acquisition of a controlling interest of its stock because such acquirer would not have the ability to replace these directors except as the term of each class expires. The directors are divided into three classes with respect to the time for which they hold office. The term of office of one class of directors expires at each annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Our board of directors may issue, without stockholder approval, preferred stock with rights and preferences superior to those applicable to the common stock.

        Our certificate of incorporation includes a provision for the issuance of "blank check" preferred stock. This preferred stock may be issued in one or more series, with each series containing such rights and preferences as the board of directors may determine from time to time, without prior notice to or approval of stockholders. Among others, such rights and preferences might include the rights to dividends, superior voting rights, liquidation preferences and rights to convert into common stock. The rights and preferences of any such series of preferred stock, if issued, may be superior to the rights and preferences applicable to the common stock and might result in a decrease in the price of the common stock.

We depend upon a number of single or limited-source suppliers, and our ability to produce audio and video distribution equipment could be harmed if those relationships were discontinued.

        We rely on fewer than five single or limited-source suppliers for integral components used in the assembly of our audio and video units. If a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to us, this would delay our deployment of audio and video units. We rely on our suppliers to manufacture components for use in our products. Some of our suppliers also sell products to our competitors and may in the future become our competitors, possibly entering into exclusive arrangements with our existing competitors. In addition, our suppliers may stop selling our products or components to us at commercially reasonable prices or completely stop selling our products or components to us. If a reduction or interruption of supply were to occur, it could take a significant period of time for us to qualify an alternative subcontractor, redesign our products as necessary and contract for the manufacture of such products. This would have the effect of depressing our business until we was able to establish sufficient component supply through an alternative source. We believe that there are currently alternative component manufacturers that could supply the components required to produce our products, but based on the financial condition and service levels of our current suppliers, we do not feel the need to pursue agreements or understandings with such alternative sources or pursue long-term contracts with our current suppliers. We have experienced component shortages in the past, and material component shortages or production or delivery delays may occur in the future.

We determined that there was a material weakness in our disclosure controls and procedures related such that those controls and procedures were not effective as of December 31, 2004. In the event a material weakness occurs again in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements.

        For the year ended December 31, 2004, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting for income taxes as of December 31, 2004. In the event that this or any other material weakness occurs in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements, either of which could result in a decrease in our stock price.

The Public Company Accounting Oversight Board, or PCAOB, is conducting an annual inspection of our external auditors and we cannot assure you that in the course of this inspection, the PCAOB will not identify additional information in our financial statements which it believes could have been reported differently.

        The PCAOB is conducting an inspection of our external auditors, KPMG LLP, and their audit of our financial statements as of and for the year ended December 31, 2005. The PCAOB is a private agency established to oversee the auditors of publicly held companies, and the PCAOB conducts annual inspections on all large public accounting firms that audit the financial statements of publicly held companies. As part of this inspection, the PCAOB has selected, among others, to review KPMG LLP's audit of our financial statements as of and for the year ended December 31, 2005. The PCAOB's inspection of KPMG LLP is ongoing and there can be no assurance as to when it will be completed. In addition, we cannot assure you that in the course of this inspection, the PCAOB will not identify additional information contained in our historical financial statements which it believes could have been reported differently, or the prospective impact of any such items on our financial statements.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and harm our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management's assessment of such internal controls.

        The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Board's Auditing Standard No. 2, or Standard No. 2, provides the professional standards and related performance guidance for auditors to attest to, and report on, management's assessment of the effectiveness of internal control over financial reporting under Section 404. Management's assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare, and our auditors may not agree with management's assessments. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

        During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would harm our stock price.

        We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. We cannot be certain as to the timing of completion of our evaluation, testing and any required remediation due in large part to the fact that there is very little precedent available by which to measure compliance with the new Auditing Standard No. 2. If we are not able to complete our assessment under Section 404 in a timely manner, we and our auditors would be unable to conclude that our internal control over financial reporting is effective as of December 31, 2007.

SELLING STOCKHOLDERS

        We are registering 659,177 shares of our common stock on behalf of the selling stockholders. The selling stockholders named below may from time to time offer and sell pursuant to this prospectus and any applicable prospectus supplement up to an aggregate of 659,177 shares of our common stock. The following table sets forth, as of November 30, 2006, the number of shares of our common stock that these selling stockholders beneficially own and the number of shares being registered for sale by these selling stockholders. The number of shares of common stock deemed outstanding as of November 30, 2006 was 12,887,366. The percentage of outstanding shares beneficially owned after the offering assumes that all of the shares offered by us and the selling stockholders under the prospectus have been sold. The selling stockholders may from time to time offer and sell any or all of their shares that are registered under this prospectus.

        The term "selling stockholder," as used in this prospectus, includes each holder listed below and its transferees, pledgees, donees, heirs or other successors receiving shares from the holder listed below after the date of this prospectus. The selling stockholders may sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

	Shares of Common Stock Beneficially Owned Before the Offering			Shares of Common Stock Beneficially Owned After the Offering
			Total Shares That May Be Offered by Selling Stockholder
Name	Number of Shares	Percent of Shares		Number of Shares	Percent of Shares
CrossPoint Venture Partners(1) The Pioneer Hotel Building 2925 Woodside Road Woodside, CA 94062	1,682,995	13.06%	400,000	1,282,995	8.08%
H. Chase Lenfest(2) 1332 Enterprise Drive Suite 200 West Chester, PA 19380	414,215	3.21%	259,177	155,038	0.98%

(1)
Acquired the shares of common stock beneficially owned by it as a result of our merger with FastChannel on May 31, 2006. Of the shares beneficially owned by CrossPoint Venture Partners, 358,913 shares are held of record and are being offered for sale by CrossPoint Venture Partners 2000 Q, L.P., and 41,087 shares are held of record and are being offered for sale by CrossPoint Venture Partners 2000, L.P. Jim Dorrian is a general partner of CrossPoint Venture Partners. Mr. Dorrian disclaims beneficial ownership of all shares held or beneficially owned by or through such entity.

(2)
Acquired the shares of common stock being registered by him through a distribution by the seller of the assets of Media DVX, Inc. which it acquired in connection with the cancellation of a promissory note from us on November 20, 2006. Includes 103,671 shares held in the name of HCL Family Holdings LP.

USE OF PROCEEDS

        We will use the net proceeds from the sale of securities that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include capital expenditures, repayment of debt, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose. We expect to incur expenses in connection with this offering in the amount of approximately $400,000 for registration, legal, accounting and miscellaneous fees and expenses. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

PLAN OF DISTRIBUTION

        We and the selling stockholders may sell shares of our common stock through underwriters, agents, dealers, or directly to one or more purchasers. We and the selling stockholders may distribute these securities from time to time in one or more transactions, including block transactions and transactions on The Nasdaq Global Market or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time.

        The prospectus supplement for the securities will describe that offering, including:

  •
  the identity of any underwriters, dealers or agents who purchase securities, as required;

  •
  the amount of securities sold, the public offering price and consideration paid, and the proceeds we and/or the selling stockholder will receive from that sale;

  •
  the place and time of delivery for the securities being sold;

  •
  whether or not the securities will trade on any securities exchanges or The Nasdaq Global Market;

  •
  the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters' compensation, and any discounts or concessions allowed or reallowed or paid to dealers;

  •
  the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

  •
  any other material terms of the distribution of securities.

Use of Underwriters, Agents and Dealers

        We and the selling stockholders may offer the securities to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, or their donees, pledgees, or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        We and the selling stockholders may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we or the selling stockholders sell securities under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        Underwriters may sell these securities to or through dealers. Alternatively, we and the selling stockholders may sell the securities in this offering directly to one or more dealers, who would act as a principal or principals. Dealers may then resell such securities to the public at varying prices to be determined by the dealers at the time of the resale.

        We and the selling stockholders may also sell the securities offered with this prospectus through other agents designated by us from time to time. We will identify any agent involved in the offer or sale of these securities who may be deemed to be an underwriter under the federal securities laws, and describe any commissions or discounts payable by us and/or the selling stockholders to these agents, in the prospectus supplement. Any such agents will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us, the selling stockholders or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. These discounts, concessions or commissions may be changed from time to time. Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements. In the event any underwriter, dealer or agent who is a member of the National Association of Securities Dealers participates in a public offering of these securities, the maximum commission or discount to be received by any such NASD member or independent broker-dealer will not be greater than 8% of the offering proceeds from securities offered with this prospectus.

        The underwriters, dealers, agents or purchasers that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the securities may also be deemed to be underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

        Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Such purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

Indemnification and Contribution

        We and the selling stockholders may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

DESCRIPTION OF SECURITIES TO BE REGISTERED

        A description of our common stock has been incorporated by reference to our proxy statement included in our registration statement on Form S-4/A, as filed with the Commission on May 3, 2006.

EXPERTS

        The consolidated financial statements and schedule of DG FastChannel, Inc. f/k/a Digital Generation Systems, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the statements of operations, divisional equity and cash flows of Media DVX, Inc. for each of the years ended December 31, 2004 and 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of

KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        FastChannel Network, Inc.'s consolidated financial statements as of and for the years ended December 31, 2005 and 2004 incorporated by reference herein have been audited by Vitale, Caturano & Company, Ltd., independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

        The audited historical consolidated financial statements of FastChannel Network, Inc. for the year ended December 31, 2003, included in DG FastChannel Inc.'s Registration Statement on Form S-4/A, filed on May 3, 2006, incorporated in this Prospectus by reference to such Registration Statement on Form S-4/A, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the securities offered by this prospectus will be passed on for us by Gardere Wynne Sewell LLP.

WHERE YOU CAN FIND MORE INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

        We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

INTERIM FINANCIAL STATEMENTS OF FASTCHANNEL NETWORK, INC.

        We are providing the following interim financial statements for FastChannel Network, Inc., ("FastChannel") which we acquired on June 1, 2006. The results of FastChannel's operations have been included in our results since the acquisition and were reported in our quarterly report on Form 10-Q for the quarter ended September 30, 2006, which is being incorporated by reference. The following financial statements are being provided pursuant to Rule 3-05 of Regulation S-X.

FastChannel Network, Inc.

Consolidated Balance Sheets

	As of March 31, 2006	As of December 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,095,238	$1,262,450
Accounts receivable, net of allowance for doubtful accounts of $208,953 and $261,428 at March 31, 2006 and December 31, 2005, respectively	3,789,448	4,835,626
Inventory—tape stock	197,322	210,253
Restricted cash	343,100	453,437
Prepaid expenses and other current assets	519,683	431,048

Total current assets	5,944,791	7,192,814

Property and equipment, net	7,489,031	8,428,771
Capitalized software, net	2,318,220	2,278,366
Goodwill, net	7,033,113	7,033,113
Restricted cash	950,956	950,956

	17,791,320	18,691,206

	$23,736,111	$25,884,020

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$3,364,718	$3,534,279
Accrued expenses and other current liabilities	727,046	695,713
Capital lease payable	150,843	151,102
Line of credit	2,730,698	2,480,760
Note payable—equipment line of credit	900,000	1,800,000
Senior subordinated debt due to stockholder	1,000,000	1,000,000
Subordinated debt, net of applicable discount	3,307,290	3,285,698
Deferred revenue	766,555	672,929

Total current liabilities	12,947,150	13,620,481

Deferred rent	554,310	508,717
Capital lease payable	282,694	331,370

	837,004	840,087

Total liabilities	13,784,154	14,460,568

Redeemable convertible preferred stock	39,977,477	39,929,582
Stockholders' deficit:
Common stock, $.01 par value, 80,404,648 shares authorized; 9,040,700 and 8,466,069 shares issued and outstanding at March 31, 2006 and December 31, 2006, respectively	90,407	84,661
Class B (nonvoting) common stock, $.01 par value, 275,000 shares authorized; 259,293 shares issued and outstanding	2,593	2,593
Additional paid-in capital	10,252,210	10,300,105
Receivable from stockholder	—	—
Deferred compensation	—	—
Accumulated deficit	(40,357,082)	(38,882,458)
Accumulated other comprehensive income	(13,648)	(11,031)

Total stockholders' deficit	(30,025,520)	(28,506,130)

Total redeemable convertible preferred stock and stockholders' deficit	9,951,957	11,423,452

	$23,736,111	$25,884,020

FastChannel Network, Inc.

Consolidated Statements of Operation

	Three Months Ended March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Revenue:
Transaction fees	$4,788,667	$6,020,939
Subscription and membership fees	888,568	784,603

Total revenues	5,677,235	6,805,542

Cost of revenues:
Transaction services	2,659,626	2,801,484
Subscription and membership fees	48,667	9,688

	2,708,293	2,811,172

Operating expenses:
Selling and marketing	1,092,995	1,134,019
Product development	921,817	1,332,409
General and administrative	1,042,149	1,730,559
Depreciation and amortization	1,193,793	1,071,379

	4,250,754	5,268,366

Loss from operations	(1,281,812)	(1,273,996)
Other income (expense):
Interest expense	(192,812)	(101,378)

Net Loss	$(1,474,624)	$(1,375,374)

FastChannel Network, Inc.

Consolidated Statements of Cashflows

	Three Months Ended March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss) from operations	$(1,474,624)	$(1,375,374)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,193,793	1,071,379
Amortization of convertible note discount	21,591	22,358
Increase or (decrease) in assets and liabilities:
accounts receivable	1,046,178	156,446
prepaid expenses and other assets	34,635	(531,003)
accounts payable	(169,559)	552,254
accrued expenses	(107,998)	(364,201)
interest payable	90,395	9,325
deferred revenue	93,626	57,952
deferred rent	45,592	71,494

Net cash provided by (used in) operating activities	773,629	(329,370)

Cash flows from investing activities:
Purchases of property and equipment	(570)	(1,999,434)
Capitalized software development costs	(293,339)	(459,115)

Net cash provided by (used in) investing activities	(293,909)	(2,458,549)

Cash flows from financing activities:
Line of credit advances (payments)	249,938	825,000
Proceeds from term debt	—	2,000,000
Payments of notes payable	(900,000)	—
Proceeds from issuance of subordinated debt	0	1,000,000
Proceeds from the issuance of common stock	5,746	—

Net cash provided by (used in) financing activities	(644,316)	3,825,000

Effect of exchange rate changes on cash and cash equivalents	(2,616)	—
Net increase (decrease) in cash and cash equivalents	(167,212)	1,037,081

Cash and cash equivalents, beginning of period	1,262,450	6,778,915

Cash and cash equivalents, end of period	$1,095,238	$7,815,996

NOTES TO INTERIM FINANCIAL STATEMENTS OF FASTCHANNEL NETWORK, INC.

  Description of Business

        FastChannel was incorporated as a Delaware corporation in 2000. The operations of FastChannel are designed to provide a fully integrated advertisement distribution and asset management system through a web-based software platform that streamlines the creation, distribution and management of digital advertising assets. FastChannel's revenue is derived primarily from transaction fees charged for the distribution of advertisements between newspapers, radio stations, television stations and advertisers and from subscription and membership fees.

  Basis of Presentation

        The interim financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, of a normal and recurring nature and necessary to fairly state FastChannel's financial position, results of operations and cash flows for the periods presented. These condensed consolidated financial statements of FastChannel should be read in conjunction with the financial statements and the notes thereto of FastChannel that were included in the Company's Registration Statement on Form S-4 filed on May 3, 2006.

  Share-based Compensation

        Effective for the first quarter of 2006, FastChannel adopted SFAS No. 123-R, "Share-Based Payments", which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation." The adoption of SFAS 123-R had an immaterial impact on FastChannel's Statement of Operations. FastChannel has also considered the pro forma effect of stock-based employee compensation expense for the three months ended March 31, 2005, noting its effect was also immaterial.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS

        The Combined Company unaudited pro forma condensed consolidated statement of operations gives effect to the merger as if the transactions had occurred on January 1, 2006 and is presented for the nine months ended September 30, 2006. It does not purport to represent what the financial results of operations actually would have been if the merger had occurred as of such date, or what such results will be for any future periods.

        Periods shown in the Combined Company unaudited pro forma condensed consolidated statement of operations include the stand alone five months ended May 31, 2006 of FastChannel, and the four months ended September 30, 2006 of FastChannel, which is included in the operating results of DG FastChannel.

        The Combined Company unaudited pro forma statement of operations should be read in conjunction with the historical financial statements and the accompanying notes thereto of DG Systems and FastChannel, as well as the Combined Company unaudited pro forma financial statements as of December 31, 2005 and for the year then ended, all of which are included in our proxy statement filed with our registration statement on Form S-4/A, incorporated by reference herein. The Combined Company unaudited pro forma condensed consolidated statement of operations does not reflect any cost savings, restructuring charges or other economic efficiencies that may occur as a result of the merger.

        The Combined Company unaudited pro forma condensed consolidated balance sheet as of September 30, 2006 has been omitted, since the September 30, 2006 balance sheet of DG FastChannel is included on our quarterly report on Form 10-Q for the quarter ended September 30, 2006, also incorporated by reference herein.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2006

(in thousands, except per share amounts)

	Historical Results
	DG Systems	FastChannel	Pro Forma Adjustments		Pro Forma Combined
Revenues:	$50,321	$9,480	—		$59,801
Costs and expenses:
Cost of revenues	25,262	4,419	—		29,681
Sales and marketing	3,264	1,472	—		4,736
Research and development	1,599	1,729	—		3,328
General and administrative	7,755	2,246	—		10,001
Depreciation and amortization	6,926	1,949	375	(1)	9,250

Total costs and expenses	44,806	11,815	375		56,996

Income (loss) from operations	5,515	(2,335)	(375)		2,805
Other (income) expense:
Interest expense	1,894	717	120	(2)	2,731
Reduction in fair value of long-term investment	4,758	—	—		4,758
Net loss before provision for income taxes	(1,137)	(3,052)	(495)		(4,684)

Provision for income taxes	1,501	—	—	(3)	1,501

Net loss	$(2,638)	$(3,052)	$(495)		$(6,185)

Basic and diluted net loss per common share	$(0.27)				($0.49)
Basic and diluted weighted average common shares outstanding	9,749		2,892		12,641

Pro Forma Adjustments

(1)
Records additional amortization expense related to purchased intangibles to reflect a purchase date of January 1, 2006

(2)
Reflects additional interest expense from debt issued as part of the merger agreement.

(3)
Reflects DG Systems' historical tax benefit, without recognizing benefit for acquired losses until the Combined Company's tax position can be completely assessed.

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 28, 2006;

  •
  our annual report on Form 10-K/A Amendment No. 2 for the fiscal year ended December 31, 2004, filed with the SEC on January 20, 2006;

  •
  our quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006;

  •
  our quarterly report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 14, 2006;

  •
  our quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006;

  •
  our report on Form 8-K filed on November 22, 2006;

  •
  our report on Form 8-K filed on November 9, 2006;

  •
  our report on Form 8-K filed on September 28, 2006;

  •
  our report on Form 8-K filed on August 9, 2006;

  •
  our report on Form 8-K filed on June 27, 2006;

  •
  our report on Form 8-K filed on June 1, 2006;

  •
  our report on Form 8-K filed on May 12, 2006;

  •
  our report on Form 8-K filed on May 3, 2006;

  •
  our report on Form 8-K filed on May 1, 2006;

  •
  our report on Form 8-K filed on March 17, 2006;

  •
  our report on Form 8-K filed on February 17, 2006;

  •
  our report on Form 8-K filed on February 9, 2006;

  •
  our proxy statement filed with our registration statement on Form S-4/A No. 6, registration number 333-131078, filed on May 3, 2006 which includes the historical financial statements of FastChannel Network, Inc.;

  •
  our proxy statement filed on July 18, 2006; and

  •
  all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act (a) after the filing date of the initial registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before all of the shares registered under the registration statement are sold.

        You may request a copy of these filings, at no cost, by writing or telephoning us at DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, Attention: Corporate Secretary, (972) 581-2000.

        Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized any person to provide you with different information. We are not making an offer of these securities in any state where offers are not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any time subsequent to the date of this prospectus.

2,956,000 Shares

Common Stock

Oppenheimer & Co.

ThinkEquity Partners LLC

Roth Capital Partners

The date of this prospectus supplement is December 14, 2006